Exhibit 2.2
EXECUTION COPY

Purchase and Sale Agreement
Between
E*TRADE Access, Inc.,
E*TRADE Bank,
Cardtronics, LP
and
Cardtronics, Inc.
Dated as of June 2, 2004

SCHEDULES AND ANNEXES

Schedule A	Transferred ATM Equipment
Schedule B	Location of Transferred ATM Equipment
Schedule C	Transferred Vendor Contracts

Disclosure Schedule

Schedule 4.1(c)	Governmental and Third-Party Consents
Schedule 4.1(e)	Absence of Certain Changes
Schedule 4.1(f)(i)	Financial Statements
Schedule 4.1(f)(ii)	Undisclosed Liabilities
Schedule 4.1(h)	ATMs
Schedule 4.1(j)	Permits
Schedule 4.1(k)	Deposit or Prepaid Items
Schedule 4.1(l)	Litigation
Schedule 4.1(m)(i)	Contract Defaults
Schedule 4.1(m)(ii)	Restrictive Covenants
Schedule 4.1(n)	Compliance with Laws
Schedule 4.1(p)	Taxes
Schedule 5.11	Business Employees
Schedule 5.16	Dealer Agreements

Annex A	Form of Assignment, Bill of Sale and Assumption Agreement
Annex B	Form of Guaranty

ii

          THIS PURCHASE AND SALE AGREEMENT, dated as of June 2, 2004 (this “Agreement”), between E*TRADE Access, Inc., an Oregon corporation (“Seller”), E*TRADE Bank, a federal savings bank (“E*TRADE Bank”), Cardtronics, LP, a Delaware limited partnership (the “Purchaser”), and Cardtronics, Inc., a Delaware corporation, for the limited purposes set forth in Section 8.3.
RECITALS
          WHEREAS, Seller is engaged in the business of owning and operating automated teller machines (“ATMs”) and providing certain administrative, operational and support services to third-party merchants and other customers relating thereto (“ATM Support Services”);
          WHEREAS, on the terms and subject to the conditions set forth in this Agreement, Seller desires to sell, assign and transfer to Purchaser, and Purchaser desires to purchase from Seller, the Transferred Assets (as defined below), and Purchaser desires to assume the Assumed Liabilities (as defined below);
          NOW, THEREFORE, in consideration of the premises, and the mutual representations, covenants and agreements contained herein, and for other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:
ARTICLE I
DEFINITIONS
          SECTION 1.1. Definitions of Certain Terms. (a) In this Agreement, the following terms are used with the meanings assigned below:
     “Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. As used herein, the term “control” (including the terms “controlling,” “controlled by” or “under common control with”) means possession, directly or indirectly, of the power to direct or cause the direction and management of the policies of a Person, whether through the ownership of over 50% or more of the voting securities or other ownership interests of such Person, by contract or otherwise.
     “Allpoint” means ATM National, LLC d/b/a “Allpoint Network.”
     “Allpoint Contract” means that certain Deployer Participation Agreement, dated August 23, 2002, between Allpoint and Seller, as amended to the date hereof.
     “Allpoint Interest” means any equity, partnership, limited liability company or joint venture interest in Allpoint owned by Seller or its Affiliates.
     “Ancillary Agreements” means the Interim Servicing Agreement, the Licensing Agreement, if applicable, the Assignment, Bill of Sale and Assumption Agreement, the

Guaranty and all certificates and other documents required to be delivered hereunder by the parties hereto at the Closing.
     “Applicable Order” means, with respect to any Person, a judgment, injunction, writ, decree or order of any Governmental Authority, in each case legally binding on that Person or on any material amount of its property.
     “Assumed Liabilities” means, any and all Liabilities (whether accruing prior to or after consummation of the transactions contemplated under this Agreement) related to, associated with or arising out of the ownership, operation, configuration or performance of the Transferred Assets, including:
     (1) all Liabilities of Seller arising under any of the Transferred Contracts, including the Transferred ATM Management Agreements and the Transferred Vendor Contracts;
     (2) all accounts payable of Seller but only to the extent reflected on the Final Working Capital Statement;
     (3) all Liabilities of Seller arising under or relating to the Transferred ATM Equipment;
     (4) all Liabilities of Seller and its Affiliates arising from the following matters (the “Listed Litigation”): (i) Commonwealth of Massachusetts, et al., United States District Court for the District of Massachusetts, Case No. 03 11206 MEL (and all settlements related thereto past, present or future, including that certain Partial Settlement Agreement set forth in Item 7 on Schedule 4.1(l), but only to the extent such Partial Settlement Agreement relates to ATMs included in the Transferred Assets), except for Liabilities attributable to ATMs owned by Seller and its Affiliates immediately after the Closing; (ii) Polo v. Gooding’s Supermarkets, Inc. & E*TRADE Access, Inc., United States District Court Middle District of Florida, Orlando Division, Case No. 6:03-CV-134-ORL-28 JGG; (iii) Hazelaar v. Bank of America, N.A., E*TRADE Bank et al., Superior Court of the State of California, County of San Francisco, Case No. CGC 03-420622.; (iv) Promenade Mall/Michael Katz v. E*TRADE Access, Inc., Superior Court of California, County of San Diego, Case No. 816475.; (v) Promenade Mall/Michael Katz v. E*TRADE Access, Inc., General District Court of Arlington County, Virginia, Case No. V03-3434; and (vi) JRA 222, Inc. d/b/a/ Credit Card Center v. E*TRADE Bank, et al., United States Bankruptcy Court for the Eastern District of Pennsylvania, Adversary Proceeding No. 03-559;
provided, notwithstanding anything to the contrary in this definition, the term “Assumed Liabilities” shall not include any of the Excluded Liabilities.
     “ATM Ventures Interest” means any limited liability company or joint venture interest in ATM Ventures, LLC owned by Seller or its Affiliates.

     “Business” means the business of owning, selling, leasing, placing, operating and managing ATMs and providing certain ATM administrative, operational and support services to third-party merchants and other customers relating thereto, in each case, as conducted by Seller and its Affiliates.
     “Business Day” means any day other than a Saturday, a Sunday or a day on which banks located in New York generally are required or authorized by law or executive order to close.
     “Business Offices” means the offices of E*TRADE Bank maintained at 671 North Glebe Road, Arlington, Virginia.
     “Chevron Agreement” means that certain agreement, dated January 22, 2004, between Chevron Stations, Inc. and Seller, as amended to the date hereof.
     “Code” means the Internal Revenue Code of 1986, as amended.
     “Competing Business” means the business of owning or operating ATMs or providing ATM Support Services in the United States; provided, however, that (a) engaging in any electronic deposit taking or check processing activities shall not be considered a “Competing Business” and (b) owning and operating ATMs on the premises of any of Seller’s or its Affiliates’ offices or Seller’s or its Affiliates’ retail locations dedicated to financial services shall not be considered a “Competing Business.”
     “Concord Agreement” means that certain Money Access Service Processing Agreement, dated August 22, 1996, between Money Access Service Corp. and Card Capture Services, Inc., as amended to date.
     “Constituent Documents” means the articles of association, articles of incorporation, certificate of incorporation, by-laws, limited liability company agreement and/or other organizational documents, as applicable, of any Person.
     “Contract” means, with respect to any Person, any agreement, undertaking, contract, indenture, deed of trust or other instrument, document or agreement by which that Person, or any of its properties, is bound and/or subject.
     “Customer” means a Person or Persons to whom Seller or its Affiliates provides ATM Support Services.
     “Customer Documentation” means originals (or copies if originals are unavailable) of all of the following books and records of Seller and its Affiliates to the extent they relate to the Transferred Assets: all records and data relating to Customers, whether on paper, microfilm, microfiche, magnetic tape, computer disk or in any other form, but only in the media in which such records and data are maintained by or on behalf of Seller as of the date hereof, correspondence to or from any Customers relating to any Transferred Contract, cost information, files, correspondence, memoranda, Customer lists, quality records and other data.

     “CVS Agreement” means that certain agreement, dated December 19, 2002, between CVS Pharmacy, Inc. and Seller, as amended to the date hereof.
     “Dealer Agreement” means any Contract between Seller or any of its Affiliates (or any of their predecessors in interest) and any Person (herein called a “Dealer”) wherein Seller appoints, designates or authorizes a Dealer to sell ATMs to third parties and thereafter those ATMs are processed by Seller pursuant to a Contract to provide ATM Support Services and in return therefor Dealer receives a percentage of the net fees collected by Seller from transactions made on said ATMs, including all Contracts listed on Schedule 5.16 hereto.
     “Excluded Assets” means the following assets of Seller and its Affiliates:
     (1) all Contracts other than the Transferred ATM Management Agreements, the Transferred Vendor Contracts, the Dealer Agreements and the Allpoint Contract, including Contracts between Seller and any employee thereof;
     (2) two ATMs (Nos. ETA00024 and ETA00023) located at 671 North Glebe Road, Arlington, Virginia 22203;
     (3) Vault Cash;
     (4) insurance policies maintained by or for the benefit of Seller and all claims accrued thereunder;
     (5) all Intellectual Property Rights (and goodwill associated therewith, including all Retained Names and Marks (as defined in Section 5.8(b)) other than the Transferred IP Rights;
     (6) all assets relating to Seller’s (or any of its Affiliate’s) employee benefit agreements, plans, vacation or bonus accruals or other arrangements;
     (7) all of Seller’s right, title and interest in real property, including the Business Offices;
     (8) Seller’s interest in CCS Canada, Inc.;
     (9) all current Tax receivables, deferred Tax assets and prepaid Taxes, Tax payments due from Affiliates, and entitlements to refunds or credits for overpayment of Taxes relating to any period prior to the Closing Date;
     (10) all office furniture, fixtures, personal computers, copiers, telephone systems, postage meters, and similar customary office equipment and supplies;
     (11) originals of any books and records of Seller with respect to which Seller has provided copies to Purchaser at Closing; and

     (12) all rights, payments and receivables arising under the Agreement and Sublease with Safeway, Inc. dated February 23, 2004.
     “Excluded Liabilities” means the following Liabilities of Seller or any of its Affiliates:
     (1) all Liabilities for Taxes except for Transfer Taxes for which Purchaser is responsible under Section 5.7;
     (2) except for Purchaser’s Liabilities and obligations under Section 5.11, all Liabilities (whether or not disclosed on schedules hereto) relating to: (i) employees or former employees of Seller or any of its Affiliates relating to their employment by Seller or any Affiliate of Seller including claims relating to (A) the consummation of the transactions contemplated by this Agreement, (B) the termination of employment, (C) the failure to obtain employment with Purchaser, (D) compensation, severance, bonus, profit sharing and an other benefits under any Law, contract or benefit or compensation plan or any other employee benefit program maintained by or on behalf of the employees of Seller or any Affiliate of Seller or (ii) employee benefit plans sponsored, maintained or contributed to by Seller or any ERISA Affiliate of Seller;
     (3) all Liabilities of Seller to any shareholder or Affiliate of Seller;
     (4) all indemnification obligations under Seller’s or any Affiliate of Seller’s charter or bylaws or by statute;
     (5) all Liabilities that do not directly arise from the Transferred Assets including Liabilities that arise from the Excluded Assets;
     (6) all Liabilities for monetary amounts that became due and owing on or before the Closing Date under any Contract included in the Transferred Assets or in connection with the Listed Litigation, including all attorney’s fees and expenses in connection with such litigation, except, in each case, for accounts payable reflected on the Final Working Capital Statement;
     (7) all Liabilities for indebtedness for borrowed money or capitalized lease obligations including Liabilities under any instrument, promissory note, loan agreement, indenture, security agreement, financing statement or other agreement evidencing any indebtedness for borrowed money or capitalized lease obligation;
     (8) all Liabilities to the extent actually covered by Seller’s insurance policies; and
     (9) all Liabilities under the Fleetwood Agreement.
     “Fleetwood Agreement” means that certain Master Agreement of Lease, dated as of March 29, 2001, between Fleetwood Financial Corp, as Lessor, and XtraCash ATM, Inc., as Lessee, as amended on June 21, 2002.

     “GAAP” means generally accepted accounting principles in the United States consistently applied and applied in a manner consistent with E*TRADE Bank’s audited financial statements for the year ended December 31, 2003.
     “Governmental Authority” means any domestic or foreign governmental, regulatory or self-regulatory authority, agency, court, tribunal, commission or other governmental, regulatory or self-regulatory entity exercising legislative, judicial, regulatory or administrative functions.
     “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
     “Intellectual Property Rights” means all (a) inventions (whether patentable or unpatentable and whether or not reduced to practice), improvements thereon, and patents, patent applications and patent disclosures, together with reissues, continuations, continuations-in-part, revisions, extensions and reexaminations thereof; (b) trademarks, service marks, trade dress, logos, trade names, domain names and corporate names, together with translations, adaptations, derivations and combinations thereof, and including goodwill associated therewith, and applications, registrations and renewals in connection therewith, whether or not principally related to the Business; (c) copyrightable works, copyrights and applications, registrations and renewals in connection therewith, mask works, copyrights and applications, registrations and renewals in connection therewith; (d) computer software (including related documentation), other than commercially available software, source code, data, processes, know-how, technology and technical information; (e) marketing materials, logos, designs, trade secret, web sites, customer and vendor lists, goodwill, or other intangible assets, intellectual property or proprietary rights; and (f) all documentation, media or other tangible embodiment of or relating to any of the foregoing and all proprietary rights therein.
     “Interim Servicing Agreement” means the agreement to be entered into by the parties hereto at the Closing relating to the provision by Seller of certain transition services, including vault cash, processing, vendor management and information technology support, to Buyer.
     “Key ATM Management Agreements” means the Target Agreement, the CVS Agreement and the Chevron Agreement.
     “Knowledge” means, with respect to Seller, the actual knowledge of Dale Dentlinger and Steven Gutterman, each in their capacities as officers of Seller, after due inquiry, which inquiry includes consultation with the officers, employees, consultants and agents who have primary responsibility over the matter with respect to which the term “Knowledge” is used in this Agreement.
     “Liability” means any debt, liability, commitment or obligation, of any kind whatsoever, whether due or to become due, known or unknown, accrued or fixed, absolute or contingent, or otherwise.

     “Lien” means, with respect to any property, any lien, security interest, mortgage, lease, sublease, purchase option, pledge, charge, encumbrance or other adverse claim of any kind relating to that property, including the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property.
     “Material Adverse Effect” means a material impairment of Seller’s ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby or a material adverse change in, or a material adverse effect upon, the Transferred Assets or the business conducted therewith, taken as a whole, or the ability of Purchaser to acquire or own the Transferred Assets or operating the business conducted therewith, taken as a whole; provided, however, that any adverse effect resulting from (i) any changes in law, rule or regulation or GAAP that apply generally to the industry in which the Transferred Assets are used, (ii) any change in economic or business conditions affecting such industry, (iii) the announcement of the transactions contemplated hereby or (iv) any loss of Seller’s employees (other than because of termination by Seller or any Affiliate of Seller) and any decline in service levels associated therewith, shall not be considered in determining if a Material Adverse Effect has occurred.
     “Person” means any individual, corporation, business trust, partnership, association, limited liability company or similar organization or entity, or any Governmental Authority.
     “Prime Rate” means the prime interest rate then generally in effect on the first day of the applicable period as set forth in the Wall Street Journal.
     “Requirement of Law” means, with respect to any Person, any requirement under any law, ordinance, statute, treaty, rule or regulation or determination of an arbitrator or of a Governmental Authority, in each case as in effect as of the date hereof and as applicable to and binding on that Person or any material amount of its property.
     “Requisite Regulatory Approvals” means the consents, registrations, approvals, permits or authorizations, if any, necessary to consummate the transactions contemplated by this Agreement in compliance with applicable law.
     “Subsidiary” means, with respect to any Person, any other Person a majority of the outstanding voting securities of which are owned directly or indirectly by such Person.
     “Target Agreement” means that certain agreement, dated April 9, 2001, between Target Corporation and Seller, as amended to the date hereof.
     “Tax Return” means any return, declaration, report or similar statement required to be filed with respect to any Taxes (including any attached schedules) including any information return, claim for refund, amended return and declaration of estimated Tax.

     “Taxes” means (A) any income, alternative or add-on minimum tax, gross receipts, sales, use, transfer, gains, ad valorem, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, custom, duty or other tax, governmental fee or other like assessment or charge, together with any interest or any penalty, addition to tax or additional amount imposed by any Governmental Authority responsible for the imposition of any such tax (domestic or foreign), and (B) any liability of Seller for the payment of any amounts of the type described in clause (A) above as a result of being a member of an affiliated, consolidated, combined or unitary group for any period.
     “Transferred Assets” means all of the assets and rights, tangible and intangible, franchises and properties, real, personal and mixed, used, or held for use, in connection with the current operations of the Business as conducted by Seller or any of its Affiliates on the date of this Agreement, including the following:
     (1) the Transferred ATM Management Agreements;
     (2) the Transferred Vendor Contracts;
     (3) the Transferred ATM Equipment;
     (4) the Dealer Agreements;
     (5) the Allpoint Contract;
     (6) the Allpoint Interest;
     (7) the ATM Ventures Interest;
     (8) the Customer Documentation;
     (9) the Scheduled Permits;
     (10) all cash (excluding Vault Cash) and accounts receivable arising from the Business to the extent reflected on the Final Working Capital Statement; and
     (11) the Transferred IP Rights;
provided, notwithstanding anything to the contrary, the term “Transferred Assets” shall not include the Excluded Assets.
     “Transferred ATM Equipment” means all ATMs and related assets set forth on Schedule A hereto; provided, notwithstanding anything to the contrary contained in Seller’s disclosure schedules, no interest in any ATMs located in Canada or any ATMs associated with the Fleetwood Agreement will be considered “Transferred ATM Equipment.”

     “Transferred ATM Management Agreements” means each Contract pursuant to which Seller or any Affiliate thereof is performing as of the date hereof ATM Support Services, including the Key ATM Management Agreements.
     “Transferred Contracts” means any Contract included in the Transferred Assets.
     “Transferred IP Rights” means all of Seller’s or any of its Affiliate’s right, title and interests in and to all Intellectual Property Rights primarily used by Seller or any Affiliate thereof in connection with the Business other than (x) software used by Seller that is commercially available pursuant to “shrink-wrap,” “click-through,” or other standard form license agreements; (y) all trademarks, service marks, trade dress, logos, trade names, domain names and corporate names, including the Retained Names and Marks, together with translations, adaptations, derivations and combinations thereof, and including goodwill associated therewith, and applications, registrations and renewals in connection therewith; and (z) and materials incidental to the items in (x) and (y) above. Transferred IP Rights shall specifically include all of Seller’s right, title and interest in and to ATM Pro and Postillion, all software installed on any ATM included in the Transferred ATM Equipment and all Customer, dealer and similar lists.
     “Transferred Vendor Contracts” all Contracts to which Seller or any Affiliate thereof is a party and pursuant to which Seller or any Affiliate thereof obtains services or materials primarily in connection with the operation of the Business as currently conducted by Seller or any Affiliate thereof, including the Contracts listed on Schedule C hereto.
          (b) Each of the following terms is defined in the section of this Agreement set forth opposite such term:

Term	Section
Acquisition Transaction	5.12
Agreement	Preamble
Assignment, Bill of Sale and Assumption Agreement	3.1	(b)
ATMs	Recitals
ATM Support Services	Recitals
Brand or Brands	5.8	(b)
E*TRADE Bank	Preamble
Business Employees	5.11
Closing	3.1	(a)
Closing Date	3.1	(a)
Confidential Information	5.3	(c)
Deductible Amount	8.2
Determination	3.2	(c)
Disputed Matter	3.2	(c)
Economic Effect Time	3.1	(a)
Excluded Items	8.2
Final Working Capital	3.2	(c)
Final Working Capital Statement	3.2	(c)

Term	Section
Financial Statements	4.1	(f)
Indemnified Party	8.4	(a)
Indemnifying Party	8.4	(a)
Interim Financial Statements	4.1	(f)
Latest Balance Sheet Date	4.1	(f)
Licensing Agreement	5.4	(c)
Litigation Liability	5.13
Losses	8.2
Operating Data	4.1	(f)
Permitted Acquisition	5.10	(a)(i)
Prepaid Items	4.1	(k)
Purchase and Assumption	3.1	(a)
Purchase Price	2.3
Purchaser	Preamble
Purchaser Parties	8.2
Purchaser’s Dispute Report	3.2	(c)
Retained Names and Marks	5.8	(b)
Scheduled Permit	4.1	(j)
Seller	Preamble
Seller Group	5.12
Seller Parties	8.3
Supplemental Working Capital Report	3.2	(b)
Target’s Channel of Trade	4.1	(j)
Transition Period	5.8	(b)
Vault Cash	3.2	(a)
Working Capital Settlement Date	3.2	(b)
Working Capital Statement	3.2	(b)
          SECTION 1.2. Interpretation.
          (a) In this Agreement, unless the context otherwise requires, references to:
     (i) the Preamble or the Recitals, Sections, Annexes or Schedules refer to the Preamble or a Recital or Section of, or Annex or Schedule to, this Agreement;
     (ii) any Contract (including this Agreement) refers to the Contract as amended, modified, supplemented or replaced from time to time prior to the date of this Agreement (or thereafter, to the extent applicable and if permitted by the terms of this Agreement);
     (iii) any statute or regulation refer to the statute or regulation as amended, modified, supplemented or replaced and in effect as of the date hereof;
     (iv) any Governmental Authority includes any successor to the Governmental Authority;

     (v) this Agreement are to this Agreement and the Annexes and Schedules to it; and
     (vi) any copy of any Contract or other document refer to a correct and complete copy.
          (b) The headings contained in this Agreement are for reference purposes only and do not limit or otherwise affect any of the provisions of this Agreement.
          (c) Whenever the word “include,” “includes” or “including” is used in this Agreement, it will be deemed to be followed by the words “without limitation.”
          (d) This Agreement is the product of negotiation by the parties having the assistance of counsel and other advisers. It is the intention of the parties that this Agreement not be construed more strictly with regard to one party than with regard to the other.
ARTICLE II
PURCHASE, SALE AND ASSUMPTION
          SECTION 2.1. Purchase and Sale of Assets; Assumption of Liabilities. At and effective from and after the Closing, on the terms and subject to the conditions of this Agreement:
          (a) Seller agrees to sell, convey and assign to Purchaser, free and clear of all Liens, the Transferred Assets, and Purchaser agrees to purchase and acquire the Transferred Assets from Seller; and
          (b) Purchaser agrees to assume, pay, defend, discharge and perform as and when due the Assumed Liabilities.
          SECTION 2.2. Excluded Assets; Excluded Liabilities. Notwithstanding any provision in this Agreement or any other writing to the contrary:
          (a) Seller is transferring only the Transferred Assets and is not transferring any other properties or assets, including the Excluded Assets.
          (b) Purchaser is assuming only the Assumed Liabilities and is not assuming any other Liabilities pursuant to this Agreement, including any Excluded Liabilities.
          SECTION 2.3. Purchase Price. The purchase price for the Transferred Assets shall be U.S.$106,000,000.00, as adjusted by the working capital adjustments described in Section 3.2(c) through 3.2(f) (as so adjusted, the “Purchase Price”). At the Closing, subject to the terms and conditions of this Agreement, Purchaser shall pay the Purchase Price to Seller in cash.
          SECTION 2.4. Allocation of Purchase Price. Pursuant to Section 1060 of the Code and the treasury regulations promulgated thereunder, Seller and Purchaser shall agree on an allocation of the Purchase Price among the Transferred Assets. Seller and Purchaser shall mutually agree on a preliminary allocation (based on a Purchase Price of $106,000,000) prior to the Closing, and shall adjust such preliminary allocation based on the Final Working Capital promptly after its determination in accordance with Section 3.2. Seller and Purchaser shall report the transactions contemplated by this Agreement on all Tax Returns (including Internal Revenue Service Form 8594 and any other information returns and supplements thereto required to be filed by any Party under Section 1060 of the Code) in a manner consistent with such allocation. Neither Seller nor Purchaser shall take any position (whether in audits, Tax Returns or otherwise) that is inconsistent with such allocation unless required to do so by any Requirement of Law. The parties hereto acknowledge and agree that the allocations made pursuant to this Section are solely for Tax purposes.
ARTICLE III
CLOSING
          SECTION 3.1. The Closing.
          (a) The closing (the “Closing”) of the purchase and sale of the Transferred Assets and the assumption of the Assumed Liabilities hereunder (collectively, the “Purchase and Assumption”) will take place at the offices of E*TRADE Bank, 671 North Glebe Road, Arlington, Virginia or by facsimile, on June 30, 2004 or, if the conditions set forth in Sections 6.1, 6.2 and 6.3 (other than conditions relating solely to the delivery of documents at the Closing) have not been satisfied or waived in accordance with the terms of this Agreement by such date, on the second Business Day after the last of such conditions has been so satisfied or waived or at such other date as Seller and Purchaser jointly designate in writing (the “Closing Date”). Notwithstanding anything contained in this Agreement to the contrary, revenues and expenses generated by the Transferred Assets shall be apportioned as provided for in the Interim Servicing Agreement with all expenses and revenues allocated as of the Economic Effect Time. For purposes of this Section 3.1(a) and the Interim Servicing Agreement, “Economic Effect Time” shall mean (1) with respect to revenues and expenses received from or due to each such processor, the business day cutover time on the day immediately preceding the Closing Date as specified by each processor, and (2) with respect to all other revenues and expenses to be apportioned hereunder and thereunder, 11:59 p.m. (Eastern Daylight Savings Time) on the Closing Date.
          (b) At the Closing, subject to the satisfaction or waiver of the conditions set forth herein, Purchaser and Seller shall execute and deliver to Seller an Assignment, Bill of Sale and Assumption Agreement in the form of Annex A hereto (the “Assignment, Bill of Sale and Assumption Agreement”). At the Closing, E*TRADE Bank shall execute and deliver the Guaranty in the form of Annex B hereto.
          (c) At the Closing, subject to the satisfaction or waiver of the conditions set forth herein, Purchaser shall pay to Seller the Purchase Price and all other amounts due under Section 3.2 in cash by wire transfer of immediately available funds (in U.S. dollars) prior to 11:00 a.m., New York time, on the Closing Date to an account or accounts of Seller or an Affiliate thereof (such account or accounts to be specified by Seller at least one Business Day prior to the Closing Date).

          SECTION 3.2. Cash Settlement; Accounts Receivable Settlement.
          (a) Purchaser and Seller shall cooperate in all reasonable respects to cause Purchaser’s vault cash provider (the “Vault Cash Provider”) to enter into an agreement with Seller pursuant to which the Vault Cash Provider shall purchase from Seller (or from Seller’s vault cash provider) all of the cash inventory located in each of the ATMs associated with the Transferred ATM Equipment and the Transferred ATM Management Agreements to be transferred at the Closing (the “Vault Cash”). Nothing in this Section 3.2(a) shall require Purchaser to pay for the Vault Cash or make any expenditure of monies or undertaking of any financial obligation.
          (b) In the event the Vault Cash Provider does not purchase the Vault Cash at the Closing, then commencing at the Closing, to facilitate the transition of the vault cash management, Seller or an Affiliate thereof will make the Vault Cash available to Purchaser, and Purchaser will obtain Vault Cash from Seller or such Affiliate, so long as (i) Purchaser compensates Seller for the use of such Vault Cash at a per annum cost equal to the Prime Rate plus 75 basis points during the first 90 days following Closing, plus an additional 50 basis points beginning on the ninety-first (91st) day following Closing and, thereafter, plus an additional 50 basis points after 30 days has elapsed from the immediately preceding 50 basis point increase (e.g., on day 121, 151, 181, etc.), (ii) the other terms regarding the use of Vault Cash are consistent with prevailing market terms (as evidenced by the terms between Palm Desert National Bank and Seller) and (iii) Purchaser continues to use its commercially best efforts to secure vault cash arrangements from the Vault Cash Provider or another third-party provider to replace Seller as the Vault Cash provider as soon as practicable after the Closing.
          (c) On the fifth Business Day prior to the Closing Date (the “Working Capital Settlement Date”), Seller shall deliver to Purchaser a statement setting forth Seller’s good faith estimate of the aggregate outstanding accounts receivable of the Business as conducted by Seller (net of any reserve for bad debts, which bad debts shall be reflected on the Working Capital Statement (as defined below)), cash on hand (excluding all cash held in or for use in any of the ATMs owned or operated by Seller as of the Closing Date) and outstanding accounts payable of the Business as conducted by Seller, in each case, as of the Closing Date (the “Working Capital Statement”). The Working Capital Statement shall be prepared by Seller in accordance with GAAP. At Closing, (i) the Purchase Price shall be reduced by an amount equal to the excess, if any, of (x) the aggregate amount of the accounts payable reflected on the Working Capital Statement over (y) the sum of the aggregate amount of the accounts receivable (net of any reserve for bad debts reflected on such statement) and cash on hand (excluding all cash held in or for use in any of the ATMs owned or operated by Seller as of the Closing Date), in each case, reflected on the Working Capital Statement, plus a fixed amount of $867,500 or (ii) the Purchase Price shall be increased by an amount equal to the excess, if any, of (x) the sum of the aggregate amount of the accounts receivable (net of any reserve for bad debts reflected on such statement) and cash on hand (excluding all cash held in or for use in any of the ATMs owned or operated by Seller as of the Closing Date), in each case, reflected on the Working Capital Statement, plus a fixed amount of $867,500 over (y) the aggregate amount of the accounts payable reflected on the Working Capital Statement, as applicable. Within six (6) Business Days after the Closing Date, Seller shall prepare and deliver to Purchaser a written report (the “Supplemental Working Capital Report”) setting forth Seller’s good faith estimate of the amount of outstanding accounts receivable (net of any reserve for bad debts, which bad debts shall be reflected on such report), cash on hand (excluding all cash held in or for use in any of the ATMs owned or operated by Seller as of the Closing Date) and accounts payable of the Business as of the Closing Date.
          (d) Seller shall allow Purchaser and its representatives access at reasonable times after the Closing Date to the books and records of Seller related to the Business and to Seller’s financial employees and accountants involved in the preparation of the Working Capital Statement and the Supplemental Working Capital Report in order to allow Purchaser to examine and determine the accuracy of the Working Capital Statement and the Supplemental Working Capital Report. Within thirty (30) days after Seller furnishes Purchaser with the necessary books and records including its accountants’ work papers, Purchaser shall complete its examination thereof and may deliver to Seller a written report setting forth any proposed adjustments to the Working Capital Statement and Supplemental Working Capital Report (“Purchaser’s Dispute Report”). If Purchaser notifies Seller of its acceptance of the Working Capital Statement and Supplemental Working Capital Report, or if the Purchaser fails to deliver a report of proposed adjustments to the Working Capital Statement or Supplemental Working Capital Report within the thirty (30) day period specified in the preceding sentence, the Working Capital Statement and Supplemental Working Capital Report shall be conclusive and binding on the parties as of the last day of such thirty (30) day period. Purchaser and Seller shall use good faith efforts to resolve any dispute as to the Working Capital Statement and Supplemental Working Capital Report (each a “Disputed Matter”), and any resolution between them as to a Disputed Matter shall be final, binding and conclusive on the parties hereto. If, after thirty (30) days following the receipt by Seller of Purchaser’s Dispute Report, Purchaser and Seller are unable to resolve any Disputed Matter, such Disputed Matter shall promptly be referred to Ernst & Young LLP or another independent accounting firm for resolution. The independent accounting firm shall be instructed to conduct a review of the Working Capital Statement and Supplemental Working Capital Report and to use every reasonable effort to make its determination with respect to such Disputed Matter (the “Determination”) within sixty (60) days of the submission to the independent accounting firm of such Disputed Matter. Seller shall give the independent accounting firm access at all reasonable times to the books, records, accounts and work papers used to prepare the Working Capital Statement and Supplemental Working Capital Report and to Seller’s financial employees and accountants involved in the preparation of the Working Capital Statement. After completing the Determination, the independent accounting firm shall deliver notice of the Determination to Purchaser and Seller and upon receipt thereof, in the absence of fraud or manifest error, the Determination shall be final, binding and conclusive on the parties hereto with respect to such Disputed Matter. The final determination of the aggregate accounts receivable (net of any reserve for bad debts), cash on hand (excluding all cash held in or for use in any of the ATMs owned or operated by Seller as of the Closing Date) and accounts payable of the Business as of the Closing Date shall be the aggregate accounts receivable (net of any reserve for bad debts reflected on the Working Capital Statement), cash on hand (excluding all cash held in or for use in any of the ATMs owned or operated by Seller as of the Closing Date) and accounts payable of the Business set forth in the Working Capital Statement as adjusted by any disputes resolved by the parties and by the independent accounting firm’s Determination, if any, and such final adjusted amounts will be set forth in a final working capital statement (the “Final Working Capital Statement”). The “Final Working Capital” shall be the difference between (x) the sum of the face amount of the accounts receivable (net of any reserve for bad debts reflected on the Final Working Capital Statement) and cash on hand (excluding all cash held in or for use in any of the ATMs owned or operated by Seller as of the Closing Date), in each case, reflected on the Final Working Capital Statement, plus a fixed amount of $867,500 and (y) the face amount of any accounts payable reflected thereon. The costs of hiring such independent accounting firm will be borne equally by Seller and Purchaser
          (e) Within ten (10) days after the determination of the Final Working Capital in accordance with Section 3.2(d), Seller or the Purchaser, as applicable, shall make a cash true-up payment to the other so that, after giving effect to such payment, Seller and Purchaser are in the same position they would have been had such final amounts been known at the Closing and had the payment made under Section 3.2(c) been made based on the Final Working Capital amounts rather than an estimated amount.
          (f) Any payment due to a party pursuant to this Section 3.2(f) shall be made by wire transfer of immediately available funds to an account designated by the party entitled to such payment, and the party entitled to such payment shall provide written wire instructions to the paying party for such account at least three (3) days prior to the date of payment. Payments made hereunder shall also bear interest calculated at the federal funds rate in effect at the time of payment.
ARTICLE IV
REPRESENTATIONS OF THE PARTIES
          SECTION 4.1. Representations of Seller. Seller represents and warrants to Purchaser as follows:
          (a) Existence and Authority. Seller is duly organized, validly existing and in good standing under the laws of the State of Oregon and has the corporate power and authority to own and operate the Transferred Assets as currently owned and operated, and is duly qualified to do business in each jurisdiction where the ownership or operation of the Transferred Assets requires such qualification.
          (b) Authorization and Validity. Seller has the requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and each of the Ancillary Agreements. This Agreement and each Ancillary Agreement have been duly authorized by Seller. This Agreement has been, and each of the Ancillary Agreements shall be, at the Closing, duly executed and delivered by Seller. Assuming that this Agreement has been, and the Ancillary Agreements will be on or prior to the Closing, duly authorized, executed and delivered by Purchaser, this Agreement is, and the Ancillary Agreements will be at the Closing, the legal, valid and binding obligations of Seller, enforceable against Seller in accordance with their respective terms, subject to applicable bankruptcy, insolvency, moratorium, reorganization, fraudulent transfer and other laws affecting creditors’ rights generally and to general equitable principles.
          (c) Governmental and Third-Party Consents. Except as set forth on Schedule 4.1(c), no material notices, reports or other filings are required to be made by Seller or any of its Affiliates with, nor are any material consents, registrations, approvals, permits or authorizations required to be obtained by Seller or any of its Affiliates from, any Governmental

Authority or any other third party in connection with the execution, delivery or performance of this Agreement and the Ancillary Agreements by Seller or its Affiliates or the consummation by them of the transactions contemplated by this Agreement or the Ancillary Agreements.
          (d) No Conflicts. The execution, delivery and performance by Seller of this Agreement and the Ancillary Agreements do not, and the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements will not:
     (i) breach or violate the Constituent Documents of Seller;
     (ii) breach or violate any Requirement of Law or Applicable Order applicable to Seller;
     (iii) breach, violate or result in a default under the terms, conditions or provisions of, any Contract of Seller or give any third party the right to terminate or cancel any right of Seller under any Contract of Seller or such Affiliate, or accelerate the performance of its obligations thereunder; or
     (iv) result in the creation of any Lien on any Transferred Asset (with or without the giving of notice or the lapse of time, or both) pursuant to any provision of any Contract of Seller.
          (e) Absence of Certain Changes. Except as set forth in Schedule 4.1(e), since March 31, 2004:
     (i) the Transferred Assets have been operated in all material respects in the ordinary course consistent with past practice;
     (ii) neither Seller nor its Affiliates have renewed, amended or waived in any material manner, or terminated or given notice of a proposed renewal or material amendment, waiver or termination of, any Transferred Contract, except in accordance with the express terms of this Agreement;
     (iii) neither Seller nor its Affiliates have instituted, settled or agreed to settle any litigation, action, proceeding or investigation before any court, governmental or regulatory body or arbitration tribunal relating to the Business, the Transferred Assets or the Listed Litigation or suffered any actual or threatened litigation, action, proceeding or investigation before any court, governmental or regulatory body or arbitration tribunal relating to the Business, the Transferred Assets or the Listed Litigation;
     (iv) neither Seller not its Affiliates have agreed in writing or otherwise to do any of (ii) or (iii) of this Section 4.1(e), except as expressly permitted by this Agreement;
     (v) there has not been any actual, pending, or to the Knowledge of Seller, threatened change that might reasonably be expected to result in a material deterioration in the relationship of any of the Seller or its Affiliates with any material customer, supplier, distributor or sales representative thereof; and
     (vi) there has not been any action that, if such action were to have been taken after the date of this Agreement, would constitute a breach of any of the provisions of Section 5.2.
          (f) Financial and Operating Data. Seller has delivered to Purchaser true and complete copies of the following financial statements (collectively, the “Financial Statements”), which Financial Statements are attached to Schedule 4.1(f)(i): (i) the unaudited consolidated balance sheet of the Business as of December 31, 2003 and the related unaudited consolidated income statement of the Business for the 12-month period then ended and (ii) the unaudited consolidated balance sheet of the Business as of March 31, 2004 (the “Latest Balance Sheet Date”) and the related unaudited consolidated income statement of the Business for the three-month period then ended (the “Interim Financial Statements”). Seller has delivered to Purchaser true and complete copies of an ATM Manager Pro data file that includes information about each location and each ATM, including: (i) terminal identification number, (ii) merchant name and address, and (iii) surcharge fees and transactions for the past six months (the “Operating Data”). The balance sheets included in the Financial Statements fairly present in all material respects the financial position of the Business as of their respective dates. The Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby, subject to the absence of explanatory footnote disclosures required by GAAP. The Operating Data present fairly, accurately and completely the information purported to be contained therein. Since the Latest Balance Sheet Date, the Business has incurred no obligations or liabilities of any nature whatsoever (direct or indirect, matured or unmatured, absolute, accrued, contingent or otherwise) required to be reflected on the face (as opposed to footnotes) of a balance sheet prepared in accordance with GAAP, except for Liabilities described on Schedule 4.1(f)(ii).
          (g) Sufficiency of Assets. The Transferred Assets constitute all of the assets, other than the Excluded Assets, used by Seller in or held for use by Seller, or by any Affiliate of Seller, in the operation of the Business as conducted by Seller or any Affiliate thereof since December 31, 2003, subject to changes to the Transferred Assets as a result of the operation of the Business in the ordinary course of business. The Transferred Assets, together with the Excluded Assets (which Purchaser acknowledges contributed to the financial results of Seller), constitute the only assets used by Seller and its Affiliates to generate the financial results reflected in the Financial Statements. The Transferred Assets, together with the Excluded Assets (which Purchaser acknowledges are not being transferred hereunder and were used in the past operation of the Business), constitute all of the assets and properties required by Purchaser to conduct the Business consistent with past practices of Seller. All of the tangible personal property included in the Transferred Assets, including all ATMs, are operational and in good operating condition and repair (ordinary wear and tear excepted) and have been maintained by Seller in accordance with prudent industry practices.
          (h) ATMs. Schedule 4.1(h) contains an accurate and complete list of each ATM included in the Transferred Assets as of May 31, 2004 and, as applicable, each date such Schedule is updated pursuant to the last sentence of this Section 4.1(h), and accurately identifies for each ATM the location of such ATM and the terminal identification number of such ATM. Seller (A) will update Schedule 4.1(h) as promptly as practicable after each calendar month end, if any, after May 31, 2004, that occurs prior to Closing and (B) will update Schedule 4.1(h) at the Closing, and the representation and warranty in the first sentence of this Section 4.1(h) shall apply to each updated version of such schedule.
          (i) Title to Properties; Encumbrances. Seller has good, valid and marketable title to or a valid leasehold interest in, or is licensed or otherwise entitled to use, all of the Transferred Assets, free and clear of all Liens. The execution and delivery of the Ancillary Agreements by the Parties at the Closing, and the payment of the Purchase Price by Purchaser, will transfer to Purchaser good and valid title to the Transferred Assets, free and clear of all Liens other than any Liens created by or arising through Purchaser or its Affiliates.
          (j) Permits. Schedule 4.1(j) lists all permits, licenses, certificates, authorizations and approvals granted by any Person to Seller in connection with the operation of the Business or the ownership or use of the Transferred Assets (each, a “Scheduled Permit”). Each Scheduled Permit is valid and in full force and effect. None of the Scheduled Permits will be terminated or impaired or become terminable as a result of the transactions contemplated hereby.
          (k) No Deposit or Prepaid Items. Except as listed on Schedule 4.1(k), there are no (i) security or other deposits (including cash and equivalents collateralizing letters of credit) paid by any Person under any Transferred Contract, (ii) prepaid expenses or any other prepaid amounts paid by any Person under any Transferred Contract or (iii) security or other deposits (including cash and equivalents collateralizing letters of credit) paid by Seller or any Affiliate of Seller, or any predecessor to Seller or any of its Affiliates, in each case, outstanding as of the Closing (collectively, the “Prepaid Items”).
          (l) Litigation. Except as listed on Schedule 4.1(l) hereto, as of the date hereof, there are no actions, suits, demands or claims, or legal, administrative or arbitral proceedings, hearings or investigations pending or, to the Knowledge of Seller, threatened against or involving the Business or any of the Transferred Assets, or that are reasonably likely to affect the consummation of the transactions contemplated hereby. Except as set forth on Schedule 4.1(l), there are no outstanding orders, judgments, injunctions, awards or decrees of any court, governmental or regulatory body or arbitration tribunal against or involving the Business or any of the Transferred Assets, or that are reasonably likely to affect the consummation of the transactions contemplated hereby. Except as set forth on Schedule 4.1(l) and Schedule 4.1(e), to the Knowledge of Seller, there are no facts or circumstances that are reasonably likely to give rise to a material lawsuit or claim against Seller or any Affiliate thereof or against any of the Transferred Assets.
          (m) Contracts. Seller has provided Purchaser with true and complete copies of each Transferred Contract. To the knowledge of Seller, (i) Schedule B lists the location, on an ATM by ATM basis, of the Transferred ATM Equipment and (ii) Schedule C lists all of the Transferred Vendor Contracts. A Transferred ATM Management Agreement covers all of the ATMs listed on Schedule A or Schedule B. With respect to each Transferred Contract (a) the Transferred Contract is a valid, legally binding agreement of Seller and neither Seller nor, except as set forth on Schedule 4.1(m)(i), to Seller’s Knowledge, any other party thereto is in default in any material respect under the terms of any such Transferred Contract. None of the Transferred Contracts is (A) a Contract between Seller and, on the other hand, any Affiliate of Seller or any present or former director, officer or employee of Seller or any Affiliate of Seller or (B) a partnership, joint venture or profit sharing agreement. Except as described on Schedule 4.1(m)(ii) hereto, none of the Transferred Contracts imposes any non-compete, exclusivity or similar restrictions on Seller or any Affiliate thereof and, following the Closing, except for the restrictions set forth in Section 17 of the Target Agreement, none of the Transferred Contracts shall impose any non-compete, exclusivity or similar restrictions on Purchaser or any Affiliate thereof. No consent is required under the Target Agreement to validly assign Seller’s rights thereunder to Purchaser under the terms of this Agreement. None of the other Key ATM Management Agreements requires consent to validly assign same to Purchaser except for consents that have been obtained as of the date of this Agreement or, subject to Purchaser’s obligation to assist Seller pursuant to Section 5.4, that will be obtained on or prior to the Closing Date.
          (n) Compliance with Laws.
     (i) Except as listed on Schedule 4.1(n) hereto, Seller is in compliance in all material respects with all Requirements of Law relating to the Transferred Assets.
     (ii) Except as listed on Schedule 4.1(n) hereto, (A) Seller has not received any written notice from any Governmental Authority of any violation of any material Requirement of Law with respect to the Transferred Assets, which notice is still outstanding and unresolved, and, to Seller’s Knowledge, Seller is not under investigation by any Governmental Authority with respect to any such material violation, and (B) Seller is not subject to any capital plan or supervisory agreement, order or memorandum between it and any Governmental Authority.
          (o) No Brokers or Finders. The Assumed Liabilities do not include any liability incurred by Seller or its Affiliates for any financial advisory fees, brokerage fees, commissions or finder’s fees directly or indirectly in connection with this Agreement or the transactions contemplated hereby or by the Ancillary Agreements. Any Liability incurred by Seller or its Affiliates for any financial advisory fees, brokerage fees, commissions or finder’s fees directly or indirectly in connection with this Agreement or the transactions contemplated hereby or by the Ancillary Agreements will be borne by Seller.
          (p) Taxes. Except as listed on Schedule 4.1(p) hereto, Seller has filed or caused to be filed all Tax Returns and all reports with respect to Taxes that are or were required to be filed for all periods prior to the Closing Date. All Tax Returns and reports filed by Seller are true and correct in all material respects. Seller has paid, or made provision for the payment of, all Taxes that have or may have become due for all periods covered by the Tax Returns or otherwise, or pursuant to any assessment received by Seller. Seller currently is not the beneficiary of any extension of time within which to file any Tax Return. There are no legal, administrative or tax proceedings pursuant to which Seller is or could be made liable for any taxes, penalties, interest or other charges, the liability of which could extend to Purchaser as transferee of the Transferred Assets, and, no event has occurred that could impose on Purchaser any transferee liability for any taxes, penalties or interest due or to become due from Seller. There are no Tax liens on any Transferred Assets. None of the Transferred Assets is held in an arrangement that could be classified as a partnership for Tax purposes. No claim has ever been made by a Governmental Authority in a jurisdiction in which Seller does not file Tax Returns that it is or may be required to file a Tax Return in that jurisdiction with respect to any of the Transferred Assets. None of the Transferred Assets is “tax-exempt use property” (within the meaning of section 168(h) of the Code) or “tax-exempt bond financed property” (within the meaning of section 168(g)(5) of the Code).
          SECTION 4.2. Representations and Acknowledgements of Purchaser. Purchaser represents and warrants to Seller as follows:
          (a) Existence and Authority. Purchaser is duly organized, validly existing and in good standing under the laws of the State of Delaware, and has the partnership power and authority to carry on its business as now conducted and to acquire and operate the Transferred Assets.
          (b) Authorization and Validity. Purchaser has the requisite partnership power and authority to execute, deliver and perform its obligations under this Agreement and each of the Ancillary Agreements. This Agreement and each Ancillary Agreement have been duly authorized by Purchaser. This Agreement has been, and each of the Ancillary Agreements shall be, at the Closing, duly executed and delivered by Purchaser. Assuming that this Agreement has been, and the Ancillary Agreements will be on or prior to the Closing, duly authorized, executed and delivered by Seller, this Agreement is, and the Ancillary Agreements will be at the Closing, the legal, valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with their respective terms, subject to applicable bankruptcy, insolvency, moratorium, reorganization, fraudulent transfer and other laws affecting creditors’ rights generally and to general equitable principles.
          (c) Governmental and Third-Party Consents. No notices, reports or other filings are required to be made by Purchaser or any of its Affiliates with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by any of them from, any Governmental Authority or any other third party in connection with the execution, delivery and performance of this Agreement and the Ancillary Agreements by Purchaser or the consummation by Purchaser of the transactions contemplated by this Agreement or the Ancillary Agreements.
          (d) No Conflicts. The execution, delivery and performance by Purchaser of this Agreement and the Ancillary Agreements do not, and (subject to obtaining the Requisite Regulatory Approvals and third-party consents referred to in Section 4.2(c)) the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements will not:
     (i) breach or violate Purchaser’s Constituent Documents;
     (ii) breach or violate any Requirement of Law or Applicable Order applicable to Purchaser; or

     (iii) breach, violate or result in a default under the terms, conditions or provisions of, any Contract of Purchaser or give any third party the right to terminate or cancel any right of Purchaser under any such Contract, or accelerate the performance of its obligation thereunder.
          (e) Absence of Certain Changes. Since March 31, 2004, there has not been any change in the financial condition or results of operations of Purchaser that has had or could reasonably be expected to materially and adversely affect Purchaser’s ability to consummate the transactions contemplated hereby.
          (f) Financing. Purchaser has sufficient cash, available lines of credit or other sources of immediately available funds or written commitments for the foregoing to enable it to pay the Purchase Price and all other amounts due under Section 3.2 (all in full) and to timely pay any other amounts to be paid by it under this Agreement. Purchaser is not subject to any capital plan or supervisory agreement, order or memorandum between it and any Governmental Authority with jurisdiction over it that could reasonably be expected to affect its ability to consummate the purchase of the Transferred Assets from Seller and fulfill its obligations under this Agreement. The consummation of the transactions contemplated hereunder, including Purchaser’s payment of the Purchase Price and all other amounts due under Section 3.2 (all in full), will not render Purchaser insolvent or otherwise jeopardize the Purchaser’s ability to pay its debts as they come due in the normal course.
          (g) Litigation. There are no actions, suits, proceedings or claims pending, in arbitration or before any Governmental Authority, against Purchaser or any of its assets that could be reasonably expected to materially and adversely affect Purchaser’s ability to consummate the transactions contemplated hereby.
          (h) No Brokers or Finders. Any liability incurred by Purchaser or its Affiliates for any financial advisory fees, brokerage fees, commissions or finder’s fees directly or indirectly in connection with this Agreement or the transactions contemplated hereby or by the Ancillary Agreements will be borne by Purchaser.
          (i) Purchaser’s Due Diligence. Purchaser acknowledges and agrees that, except for the covenants, representation and warranties that are expressly covered by the provisions of this Agreement and on which Purchaser is relying notwithstanding its due diligence or other investigation, Purchaser is relying on its own investigation and analysis in entering into this Agreement. Purchaser has undertaken such investigation, and has been provided with and has evaluated such documents and information, as it has deemed necessary in connection with the execution, delivery and performance of this Agreement. Purchaser acknowledges that it is acquiring the Transferred Assets and assuming the Assumed Liabilities without any covenant, representation or warranty, express or implied, by Seller or any of its Affiliates except as expressly set forth in this Agreement or in any Ancillary Agreement.
          (j) Channel of Trade. Purchaser represents and warrants that it is not controlled by, controlling or under common control with and does not directly or indirectly own two percent (2%) or more of the controlling stock of any entity in Target’s Channel of Trade (as defined below) or of any retail company operating in the retail business in the United States (i.e.,

GAP, The Limited, Office Depot, HomeDepot, Circuit City, Galyan’s, or other specialty retailer). “Target’s Channel of Trade” shall mean regional or national discount chains; regional or national grocery chains; regional or national general merchandising warehouse clubs; regional or national middle-tier general merchandise department stores; and regional or national upscale general merchandise stores. In addition, Purchaser represents and warrants that it owns and operates a network of ATMs.
ARTICLE V
COVENANTS
          SECTION 5.1. Conduct of Business. Except as otherwise contemplated hereby, and as may be otherwise required by law or any Governmental Authority, Seller agrees that, until the Closing, it shall conduct, or cause to be conducted, its operations relating to the Transferred Assets in the ordinary course and consistent with past practices, policies and procedures. Without limiting the foregoing, until the Closing, Seller shall (i) preserve intact the Transferred Assets and beneficial relationships with Customers and vendors in connection with the Transferred Assets, following in all material respects the same practices and standards as in effect on the date hereof; (ii) maintain, service and operate the Transferred Assets in substantially the same manner as previously maintained, serviced and operated and in accordance in all material respects with Sellers’ past practices, policies and procedures relating to the Transferred Assets; (iii) maintain, service and operate the Transferred Assets to be acquired hereunder in compliance with applicable laws, rules and regulations; (iv) not make any material change to Seller’s policies and procedures relating to the Transferred Assets or take any other action that would have a Material Adverse Effect on the Transferred Assets in the aggregate; and (v) comply with the terms and conditions of the Transferred Contracts. Notwithstanding anything herein to the contrary, Seller may continue with its current program with respect to upgrading the ATMs to bring them into compliance with any upcoming regulatory requirements, specifically including the MasterCard, International TRIPLE DES requirement; provided, Seller shall ensure that the upgrade program is implemented in a manner that complies with the Transferred ATM Management Agreements. In addition, Seller agrees that, at Purchaser’s request, it will take all necessary action to cancel, not renew or terminate the Concord Agreement by June 15, 2004, it being understood that Purchaser shall still assume all Liabilities under such agreement and resulting from such cancellation, non-renewal or termination.
          SECTION 5.2. Certain Changes. Without limiting Section 5.1, and except as otherwise contemplated hereby, Seller agrees that, from the date hereof until the Closing, without the prior written consent of Purchaser (which consent will not be unreasonably withheld or delayed) Seller will not:
          (a) enter into or amend any Transferred Contract;
          (b) sell, lease or otherwise dispose of any of the Transferred Assets, except in the ordinary course of business;
          (c) mortgage, pledge or subject to any Lien any of the Transferred Assets;

          (d) except to the extent only related to the Excluded Assets, take any action or enter into any commitment as part of any liquidation, dissolution, recapitalization, reorganization or other winding up of its business or operation;
          (e) materially change its billing or pricing methods or practices relating to the Business;
          (f) take any actions that would materially and adversely change the relationships with any of its material Customers, Dealers, merchants, suppliers, distributors or sales representative thereof relating to the business;
          (g) collect accounts receivable of the Business or discharge accounts payable of the Business, except in the ordinary course of business in accordance with past practices;
          (h) fail to maintain the Transferred Assets in the ordinary course of business consistent with past practices or in accordance with reasonably prudent business practice; or
          (i) agree with any Person or otherwise commit itself to do any of the foregoing.
          SECTION 5.3. Access and Confidentiality.
          (a) Until the Closing, Seller, upon reasonable prior notice and subject to applicable laws relating to the exchange of information, will (i) permit Purchaser and its authorized representatives to have reasonable access during regular business hours for purposes consistent with this Agreement, (ii) furnish Purchaser and its authorized representatives with copies of all Transferred ATM Management Agreements, Transferred Vendor Contracts, Customer Documentation, books and records, and other existing documents and data as Purchaser may reasonably request and in Seller’s possession, (iii) furnish Purchaser and its authorized representatives with such additional financial, operating and other relevant data and information regarding the Transferred Assets as Purchaser may reasonably request and in Seller’s possession; and (iv) otherwise cooperate and assist, to the extent reasonably requested by Purchaser in its investigation of the Transferred Assets and to the extent that such access does not materially interfere with the business of Seller or its Affiliates; provided, that Purchaser and such representatives shall comply with the confidentiality obligations contained herein; and provided, further, that the foregoing shall not (1) require Seller to permit any inspection, or to disclose any information, that in its reasonable judgment would result in the disclosure of any trade secrets of third parties or trade secrets of Seller or its Affiliates unrelated to the Transferred Assets or violate any obligations of Seller to any third party with respect to confidentiality or (2) require any disclosure by Seller that could, as a result of such disclosure, have the effect of causing the waiver of any attorney-client privilege or (3) may trigger required disclosure by Seller or its Affiliates under any applicable securities laws.
          (b) From and after the date hereof, upon reasonable notice to Seller, Seller will, and will cause its Affiliates to, give Purchaser’s representatives reasonable access to all of the assets, properties, books, records, agreements and commitments of Seller and Seller’s Affiliates concerning the Business and the Transferred Assets and to Seller’s and Seller’s Affiliates’ employees, independent auditors (and the audit work paper of such auditors) and representatives to answer inquiries of Purchaser regarding the Business and the Transferred Assets, in accordance with this Section 5.3, in connection with the preparation of any financial statements, for any period whether before or after the Closing Date, for the Business and the Transferred Assets. Seller shall use its commercially reasonable efforts to provide Purchaser’s representatives with access to the books, records and employees of the predecessor of the Business, including by invoking any rights it may have under any agreement entered into in connection with the acquisition of the Business from such predecessor, for the purposes set forth herein. Purchaser acknowledges that certain of Seller’s book and records may be incomplete or inaccessible and certain of Seller’s former employees may be inaccessible, in each case, as a result of the transfer of a portion of the Business from Portland, Oregon.
          (c) If this Agreement is terminated, each party hereto, at its own expense, will promptly deliver to the other party (without retaining any copies), or (at the other party’s option) certify in writing to the other party that it has completely destroyed, all Confidential Information furnished to such party or its representatives by the other party or any of its agents, employees or representatives in connection with this Agreement, whether so obtained before or after the execution hereof, and all analyses, compilations, forecasts, studies or other documents prepared by such party or its representatives that contain or reflect any such information. Each party hereto will cause any Confidential Information so obtained to be kept confidential and will not use, or permit the use of, such information in its business or in any other manner or for any other purpose except as contemplated by this Agreement.
          (d) For the purposes of this Agreement, “Confidential Information” shall mean all proprietary information supplied by Seller to Purchaser or by Purchaser to Seller. The parties agree that Confidential Information shall not include the following: (i) information that is already known to the receiving party at the time it is obtained from the providing party; (ii) information that is or becomes publicly known through no wrongful act of the receiving party; (iii) information that is rightfully received by the receiving party from a third party without restriction and without breach of this Agreement; or (iv) information that is independently developed by the receiving party without any confidential information of the other party. The party receiving the Confidential Information shall keep, and shall require its employees, agents, representatives and consultants who are given access to Confidential Information to regard and preserve, all such information in trust and confidence and not disclose any Confidential Information to any third party or use Confidential Information for any purpose, except (i) as expressly permitted in writing by the providing party, (ii) to perform and consummate the transactions contemplated by this Agreement, or (iii) as required by law, rule or regulation including any applicable stock exchange listing agreement or similar arrangement or obligation. Disclosure of Confidential Information to the employees, agents, representatives or consultants of the party receiving such information, or to any other party permitted under this Agreement, shall be on a need-to-know basis only. The receiving party shall bear responsibility for any breach of the obligations in this Section 5.3 by its representatives.
          (e) Seller shall be entitled to specific performance of the foregoing provisions of this Section 5.3, in addition to any other remedies Seller may have at law or in equity.

          SECTION 5.4. Third-Party Consents.
          (a) Seller shall use its reasonable best efforts to obtain each consent needed to assign to Purchaser at the Closing each Transferred ATM Management Agreement, each Transferred Vendor Contract and each Dealer Agreement. To the extent that any such consents have not been obtained as of the Closing, this Agreement and any document delivered pursuant hereto will not constitute an assignment or attempted assignment thereof if such assignment or attempted assignment would constitute a material breach of such Transferred ATM Management Agreement, Transferred Vendor Contract or Dealer Agreement or would give rise to a valid right of termination thereof. If any such third-party consent will not be obtained on or prior to the Closing Date, then the parties will cooperate in entering into any reasonably practicable alternative arrangements at the Closing Date as Purchaser may reasonably request pursuant to which Purchaser would obtain all of the benefits and assume all of the obligations under such Transferred ATM Management Agreement, Transferred Vendor Contract or Dealer Agreement, as applicable, and if such alternative arrangements shall, by their terms, provide Purchaser with substantially all of the benefits of the applicable Transferred ATM Management Agreement, Transferred Vendor Contract or Dealer Agreement, such Transferred ATM Management Agreement, Transferred Vendor Contract or Dealer Agreement, as the case may be, shall be deemed for all purposes of this Agreement to be a Contract as to which consent of the applicable counterparty has been obtained for the assignment of such Contract to Purchaser; provided, however, that nothing contained in this Section 5.4 shall obligate Seller to maintain its operations, refrain from liquidation or winding down or otherwise preserve its status as a legal entity; provided, further, that no such deemed consent shall be effective, or relieve Seller of its obligations under this Agreement, with respect to the Key ATM Management Agreements.
          (b) Seller will use its reasonable best efforts to cause the Customer Documentation with respect to each Transferred ATM Management Agreement that is transferred to Purchaser to be delivered to Purchaser or its designated agent to the extent such information may be conveyed in accordance with applicable Requirements of Law and Seller’s contractual rights. Purchaser acknowledges that as of the date of this Agreement Seller may not have the contractual right to cause certain Customer Documentation to be so delivered. Seller will use its reasonable best efforts (which for purposes of this Section 5.4(b) will not require payment of any money or undertaking of any other financial obligations by Seller other than payment of legal, accounting and similar expenses incidental to its obligations hereunder to the extent such expenses in the aggregate are immaterial in amount) to induce the parties who have the contractual right to refuse such delivery to permit the delivery of such information to Purchaser pursuant to this paragraph (b), but will have no liability to Purchaser, either pursuant to this Agreement or otherwise, if Seller is unable to obtain such consents to transfer and delivery despite its reasonable best efforts to obtain the same.
          (c) Purchaser shall use its reasonable best efforts to cooperate with and assist Seller in connection with all matters covered by this Section 5.4, including Purchaser’s entering into a licensing agreement, at no cost to Purchaser, for use of the Retained Names and Marks in connection with the Key ATM Management Agreements (the “Licensing Agreement”) in the case such Licensing Agreement is necessary to obtain the consent of the Customers who are parties to such Key ATM Management Agreements. Seller hereby agrees to enter into any such Licensing Agreement necessary to obtain such consent at no cost to Purchaser for a period not to exceed the longer of 36 months or the duration of Seller’s existing obligation under each such Key ATM Management Agreement, as in effect as of the date hereof, and on other terms usual and customary for such usage, which terms shall be at least as permissive as the terms included in the applicable Key ATM Management Agreement, and including restrictions on use as determined by Seller in its sole judgment, which restrictions, in any case, shall be no more restrictive than those contained in the applicable Key ATM Management Agreement.
          (d) Seller and E*TRADE Bank, jointly and severally, covenant to obtain, prior to June 9, 2004, the consent necessary to satisfy the closing condition described in Section 6.1(d). If Seller and E*TRADE Bank fail to obtain such consent by June 9, 2004, Seller and E*TRADE Bank shall be jointly and severally liable for the same damages Seller would have been liable for had all of the closing conditions been satisfied and Seller willfully refused to consummate the transactions contemplated hereby.
          SECTION 5.5. Reasonable Efforts; Other Filings.
          (a) Subject to the terms and conditions of this Agreement, each of Seller and Purchaser will use its reasonable best efforts to take, or cause to be taken, all actions and will do, or cause to be done, all things necessary, proper or advisable under applicable Requirements of Law, so as to permit consummation of the transactions contemplated by this Agreement as promptly as reasonably practicable and otherwise to enable consummation of the transactions contemplated by this Agreement and the Ancillary Agreements, and will cooperate fully to that end. Without limiting the generality of the foregoing, Seller and Purchaser shall cooperate in all reasonable respects to prepare, negotiate and finalize the Interim Servicing Agreement by June 15, 2004.
          (b) Without limiting Section 5.5(a), Seller and Purchaser each agree to use their respective reasonable best efforts to prepare all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all Governmental Authorities, including the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, necessary to consummate the transactions contemplated by this Agreement and the Ancillary Agreements. Seller and Purchaser shall cooperate in all reasonable respects to make all necessary filings under the HSR Act within five (5) days of the date hereof and to seek expedited treatment for such filings under the HSR Act. Purchaser and Seller will bear equally all filing fees due under the HSR Act. Each of Seller and Purchaser agree to consult with the other with respect to the obtaining of such permits, consents, approvals and authorizations and to keep the other apprised of the status thereof. Nothing in this Agreement shall require Purchaser to divest of any assets currently owned by it in connection with obtaining the termination or early expiration of the waiting period under the HSR Act.
          SECTION 5.6. Additional Instruments. At the reasonable request of Seller or Purchaser, the other party will promptly execute and deliver, or cause to be executed and delivered, to the requesting party such assignments, bills of sale, assumption agreements, consents and other similar instruments in addition to those required by this Agreement, in form and substance satisfactory to the requesting party, as may be reasonably necessary to carry out or implement any provision of this Agreement or any Ancillary Agreement.

          SECTION 5.7. Tax Matters. In the event that any excise, sales, use, stamp, documentary and transfer taxes or any similar fees and charges become payable as a result of the consummation of the transactions contemplated hereby (the “Transfer Taxes”), Purchaser and Seller shall bear such taxes equally. Purchaser and Seller agree to furnish or cause to be furnished to each other, promptly upon reasonable request, any information and assistance relating to the Transferred Assets as the requesting party deems reasonably necessary in connection with the filing of any Tax Returns relating to the Transfer Taxes and the preparation for any related audit by any Taxing authority, the response to any related inquiry by a Taxing authority, the mailing or filing of any notice and the prosecution or defense of any claim, suit or proceeding relating to any of such Tax Returns. Seller shall timely prepare, and timely furnish to Purchaser, a draft of any Tax Return covering any of the Transfer Taxes, and Seller and Purchaser will mutually agree on the final form and content of any such Tax Return.
          SECTION 5.8. Transition; Use of Name.
          (a) Seller shall not take any action that is designed or intended to have the effect of discouraging any lessor, licensor, Customer, Dealer, supplier or other business associate of Seller from maintaining the same business relationships with Purchaser after the Closing as it maintained with Seller prior to the Closing. From and after the Closing, Seller will refer to Purchaser all Customer inquiries in relation to the Transferred Assets that have been transferred to Purchaser.
          (b) The Purchaser acknowledges and agrees that, no interest in or right of any nature to use the names “E*TRADE,” “E*TRADE Access,” “E*TRADE FINANCIAL” or “ET” or any confusingly similar derivation or modification thereof or any trademark, servicemark, trade dress, logo, domain name or URL (universal resource locator) associated therewith (collectively, the “Retained Names and Marks”) is being transferred to the Purchaser pursuant to the transactions contemplated hereby. Purchaser shall in no case be entitled to use any of the Retained Names and Marks for any purpose whatsoever other than permitting Seller or E*TRADE Bank to maintain the brands “E*TRADE,” or “E*TRADE FINANCIAL” (the “Brands” or each a “Brand”) on the ATMs transferred as part of the Transferred Assets on the terms provided below.
          (c) Promptly after the Closing, Purchaser and Seller shall enter into a exclusive branding rights agreement pursuant to which Seller is permitted to maintain the Brands on the ATMs included in the Transferred Assets for two (2) years from the Closing Date at no cost to Purchaser or Seller, but subject, however, to any changes required by a customer. Such agreement shall contain other mutually agreeable terms, including, to the extent agreed upon, branding arrangements with respect to other portions of Purchaser’s ATM portfolio. During the two (2) year period following the Closing Date, all retail customers of Seller, E*TRADE Bank and its Affiliates (in their capacities as retail customers) shall be entitled to use, consistent with past usage, the ATMs included in the Transferred Assets free of any surcharge or similar transaction fee, and Purchaser shall take all actions necessary to ensure that such customers have such usage rights.
          (d) Purchaser shall take no actions that may reasonably be expected to in any manner diminish the value of the Retained Names and Marks or the Brands. Without limiting the generality of the foregoing, Purchaser agrees that it shall not alter any signage or marketing materials bearing the Retained Names and Marks or the Brands in any way whatsoever and, except as provided above, shall not use such materials in any geographic location other than in those specific placement sites in which the ATMs are located as of the Closing Date. Purchaser shall consult with Seller or E*TRADE Bank prior to taking any action with respect to use of the Retained Names and Marks, the Brands or any signage or marketing materials upon which they appear.
          (e) Purchaser acknowledges and agrees that, due to the unique nature of the Retained Names and Marks and the Brands, there can be no adequate remedy at law for any breach of its obligations under this Section 5.8, that any breach of the provisions of Section 5.8 may result in irreparable harm to Seller and E*TRADE Bank and its Affiliates, and therefore, that upon any such breach or any threat thereof, Seller and E*TRADE Bank and its Affiliates shall be entitled to appropriate equitable relief in addition to whatever remedies it might have at law and to be indemnified by the Purchaser from any loss or harm, including reasonable attorneys’ fees, in connection with any breach or enforcement of the Purchaser’s obligations hereunder.
          SECTION 5.9. Cooperation. Subject to the terms and conditions of this Agreement, Seller and Purchaser shall use their respective reasonable best efforts to cause their respective obligations hereunder to be fulfilled, and the closing conditions satisfied, prior to June 30, 2004. Seller and Purchaser shall use commercially reasonable efforts to cooperate in the event of any dispute or litigation between the parties or between one of the parties and a third party involving the Transferred Assets or Assumed Liabilities, including providing reasonable access to the other party’s books and records and other relevant information relating to the Transferred Assets and Assumed Liabilities.
          SECTION 5.10. Non-Compete.
          (a) From and after the Closing until the third (3rd) anniversary of the Closing Date, Seller and E*TRADE Bank (collectively, the “E*TRADE Companies”) shall not, and shall cause their respective Affiliates (such Affiliates, together with the E*TRADE Companies, are referred to as the “E*TRADE Group” and individually as a “E*TRADE Group Member”) not to, engage in any Competing Business in the United States. The E*TRADE Companies hereby represent and warrant to Purchaser neither of them nor any of their Affiliates presently intend to enter into any Competing Business, and covenants that they shall not, and shall cause their respective Affiliates not to, take any action, directly or indirectly, intended to enable it to avoid its obligations under this Section 5.10. Notwithstanding the foregoing:
     (i) Any E*TRADE Group Member may: (x) acquire any Person whose revenues derived from a Competing Business do not exceed the lesser of (aa) $50 million for the most recent fiscal year ended and (bb) 25% of such Person’s consolidated revenues (determined in accordance with generally acceptable accounting principles); provided, that, if such Person was not engaged in a Competing Business prior to such acquisition, such Person shall not engage in any Competing Business following such acquisition or (y) acquire any Person whose revenues derived from a Competing Business exceed either (aa) $50 million for the most recent fiscal year ended or (bb) 25% of such Person’s consolidated revenues; provided, the E*TRADE Companies shall cause the acquirer of such Competing Business to divest of same within six months after the acquisition of such Competing Business (any acquisition described in the foregoing clause (x) or (y), a “Permitted Acquisition”).
     (ii) The restrictions of this Section 5.10 shall only apply to a E*TRADE Group Member while such member is part of the E*TRADE Group; however, any breach of this Section 5.10 by a E*TRADE Group Member while such member was part of the E*TRADE Group shall continue even after such member is no longer part of the E*TRADE Group.
     (iii) Notwithstanding anything to the contrary in clause (i), no E*TRADE Group Member shall be permitted to increase the gross revenues or net income of any Competing Business acquired in a Permitted Acquisition.
          (b) The E*TRADE Companies shall not, and shall cause the other E*TRADE Group Members not to, for a period of three years from the Closing Date, directly or indirectly, (i) solicit, induce or attempt to induce, in connection with any Competing Business, the customers of the Business conducted by Purchaser at time during such three year period to alter their business arrangements with Purchaser or otherwise obtain any services from any E*TRADE Group Member that relates to the Competing Business, (ii) hire or solicit for employment or cause to be hired or solicited for employment any employee of the Purchaser or any of its respective Affiliates (A) who was an employee of Seller immediately prior to the Closing or (B) who is, at any time during such three year period, an employee of the Purchaser or any Affiliate thereof, whether or not such employee was employed by Seller immediately prior to the Closing or (iii) induce, persuade or encourage or attempt to induce, persuade or encourage any employee of the Purchaser or any of its Affiliates (A) who was an employee of Seller immediately prior to the Closing or (B) who is, at any time during such three-year period, an employee of the Purchaser or any Affiliate thereof, whether or not such employee was employed by Seller immediately prior to the Closing, to terminate such employee’s position with the Purchaser or any Affiliate thereof; provided, that this Section 5.10(b) shall not prohibit general solicitations by Seller or the hiring of hourly-paid workers of the Purchaser or any Affiliate thereof by Seller pursuant to any such general solicitations.
          (c) Because of the difficulty of measuring economic losses to the Purchaser as a result of a breach of the foregoing provisions of this Section 5.10, and because of the immediate and irreparable damage that could be caused to the Purchaser for which it would have no other adequate remedy, the E*TRADE Companies, on behalf of itself and the other E*TRADE Group Members, agree that the foregoing covenants may be enforced by the Purchaser, in the event of breach by it, by injunctions and restraining orders.
          (d) The limitations and restrictions in this Section 5.10 are severable and separate, and the unenforceability of any specific limitation or restriction shall not affect any other limitation or restriction. Moreover, in the event any court of competent jurisdiction shall determine that the scope, time or territorial restrictions set forth are unreasonable, then it is the intention of the parties hereto that such restrictions be enforced to the fullest extent which the court deems reasonable, and this Agreement shall thereby be reformed.
          SECTION 5.11. Employees. Subject to the terms of this Section 5.11 and the Interim Servicing Agreement, Seller agrees that it shall retain all employees of the Business (“Business Employees”) for a period of time as requested by Purchaser, but not to exceed 120 days after the Closing Date (the “Transition Period”), at the same salary, severance and benefit levels as existed on May 15, 2004. During the Transition Period, Seller will provide a secure workplace for the Business Employee and the furniture, fixtures and equipment used by such employees (and not sold to Purchaser under this Agreement) to conduct the Business of Seller. The only services to be provided by the Business Employees are those reasonably requested by Purchaser in connection with the business purchased by Purchaser under this Agreement and the transition services described in the Interim Services Agreement. Seller represents to Purchaser that Schedule 5.11 is an accurate list of the names of the Business Employees and their respective salary, bonus, severance and other benefits as of May 15, 2004. Purchaser acknowledges and agrees that Seller’s agreement to retain such employees is subject to the following agreements of Purchaser. Purchaser agrees to: (i) reimburse Seller and its Affiliates for the actual costs of salary, stay retention or similar bonuses and all benefits (including employer’s portion of health insurance premiums and deductibles for health insurance claims, in each case, attributable to the Transition Period) during the Transition Period (which salaries, stay retentions and benefits are described on Schedule 5.11), (ii) reimburse Seller and its Affiliates for severance costs arising from or relating to Seller’s termination of the Business Employees after the Transition Period up to an aggregate of $325,000 and (iii) assume responsibility under the WARN Act for termination of the Business Employees (so long as Seller shall give any required statutory notices during the 120-day period). Purchaser acknowledges and agrees that during the Transition Period, due to the Purchaser’s desire to relocate the Business, natural attrition of Business Employees may occur and that none of Seller or its Affiliates shall have any obligation of any nature to replace such Business Employees. Purchaser shall have no claim whatsoever against Seller arising from or related to the services provided by the Business Employees during the Transition Period even if such services are performed in bad faith or in a grossly negligent manner, and Purchaser hereby forever releases and completely absolves Seller and its Affiliates from any of such claims. This release is not intended to alter any obligations of Seller or its Affiliates under the Interim Services Agreement. Finally, Purchaser agrees that Seller and its Affiliates have agreed to the arrangements described in this Section 5.11 purely as an accommodation to the Purchaser and without the foregoing release of any and all liability would not have entered into such accommodating arrangements. Notwithstanding the amounts of stay retentions, bonuses and severance amounts listed for each employee on Schedule 5.11, Seller shall have the flexibility to allocate the aggregate amount of such payments (so long as Purchaser’s obligations under this Section 5.11 are not increased by such reallocations) in a different manner among such employees; provided, (i) Seller will notify Purchaser in advance of any reallocations and give Purchaser an opportunity to make its suggestions regarding such reallocations (which Seller will consider but not be bound by) and (ii) Seller shall not pay out any amount of bonus, retention bonus, severance or any other similar payment to any employee unless such employee continues to provide services for the full 120-day transition period or such shorter period as Purchaser approves.

          SECTION 5.12. No-Shop. From and after the date of this Agreement and through the earlier of Closing or termination of this Agreement, Seller agrees that it shall not, and shall cause its Affiliates, directors, officers, partners, employees, representatives and agents (collectively, the “Seller Group”) not to, conduct any discussions with any Person other than Purchaser with respect to any proposal for a merger, consolidation, sale of assets, securities or other interest, tender offer or any similar transaction or business combination involving, directly or indirectly, the Transferred Assets (collectively, an “Acquisition Transaction”). In addition, Seller shall not, and shall cause the Seller Group and any attorneys, accountants, investment bankers, other representatives retained by any of them, not to directly or indirectly, solicit or encourage (including by way of furnishing information) any inquiries or the making of any proposal that would be reasonably expected to lead any Acquisition Transaction.
          SECTION 5.13. Special Acknowledgement and Agreement of Purchaser. Purchaser hereby specifically acknowledges and agrees that it is assuming all Liabilities (including any Liabilities of any of the Seller’s Affiliates, but excluding the Excluded Liabilities) arising from the Listed Litigation (the “Litigation Liability”). Purchaser acknowledges and agrees that its full and unconditional assumption of the Litigation Liability of the Business as well as all other Assumed Liabilities and the payment, defense, discharge and performance thereof constitute an integral part of this Agreement and a part of the total consideration due hereunder and that but for such assumption of all such Litigation Liability of the Business as well as all other Assumed Liabilities Seller would not have entered into this Agreement. Immediately upon consummation of the transactions contemplated hereunder, Purchaser shall assume control and full responsibility for the defense and discharge of all Litigation Liability of the Business. Purchaser will take, or cause to be taken, all actions and will do, or cause to be done, all things necessary (or requested by Seller and its Affiliates) so as to cause Seller and its Affiliates to be completely removed as parties to any and all litigation. Seller acknowledges and agrees that, in connection with Purchaser’s assumption of the foregoing litigation, Seller will (a) take, or cause to be taken, all reasonable actions and will do, or cause to be done, all things reasonably necessary (or reasonably requested by Purchaser) so as to waive its attorney-client privilege with respect to all such assumed litigation and to cause Purchaser to have access to any and all information, privileged or otherwise, within or without Seller’s control, relating to such litigation and (b) at Purchaser’s request, consent to the retention by Purchaser of each attorney and law firm employed by Seller in connection with such litigation, and do, or cause to be done, all things necessary (or requested by Purchaser) so as to facilitate Purchaser’s retention of such counsel. Without regard to whether Purchaser retains such counsel, Seller hereby agrees to deliver to Purchaser all litigation files relating to such litigation within 10 days of Closing.
          SECTION 5.14. Ancillary and Other Agreements. Seller and Purchaser shall work in good faith to execute and deliver to each other, prior to the Closing, (a) the Ancillary Agreements in form and substance mutually acceptable to them and to be effective as of the Closing and (b) a new ATM management agreement or agreements, containing market terms mutually agreed to by Purchaser and Seller, pursuant to which Purchaser shall provide ATM Support Services with respect to (i) the two ATMs that are part of the Excluded Assets and (ii) the approximately 15 ATMs currently located, and any ATMs to be located in the future, in E*TRADE Bank’s retail locations.

          SECTION 5.15. Banking Services. To the extent that any Transferred ATM Management Agreement requires Seller or E*TRADE Bank to provide any banking services for the benefit of any Customer, its employees or customers, other than cash withdrawals, balance inquiries or fund transfers at an ATM deployed at the Customer’s location(s), E*TRADE Bank agrees to continue to provide such banking services following the Closing for so long as such banking services are required under such Transferred ATM Management Agreement or until the Customer expressly releases Seller and E*TRADE Bank from the obligation to provide such banking services.
          SECTION 5.16. Processing History. Seller shall deliver to Purchaser, within 10 days of the date of this Agreement:
          (a) for each ATM included in the Transferred ATM Equipment, processing history (flat files) for each such ATM for the 24-month period prior to the Closing, including the revenues and transactions generated by each such ATM for such period;
          (b) for each ATM included in the Transferred ATM Equipment, a list of any applicable merchant fee splitting arrangements applicable to each such ATM; and
          (c) a schedule (“Schedule 5.16”) of each Dealer Agreement pursuant to which Seller has paid a commission or made a residual payment in 2004;
provided, notwithstanding the foregoing, Seller shall use its commercially reasonable efforts to deliver the information required in Section 5.16(a) before June 15, 2004.
          SECTION 5.17. Key Customer Visits. As promptly as practicable after the date hereof, but in any event prior to the Closing, Seller and Purchaser shall, together, visit with each of Target Corporation, Chevron Stations, Inc. and CVS Pharmacy, Inc. for the purposes of facilitating a smooth transition at the Closing of the arrangements and relationships described in the Key ATM Management Agreements.
          SECTION 5.18. Updated Schedules.
          (a) Seller has requested, and Purchaser agrees to accommodate Seller’s request, to update Schedule 4.1(m)(ii) prior to the close of business on June 7, 2004, and Seller shall furnish Purchaser with an updated Schedule 4.1(m)(ii) by such time or indicate in writing that no such update is necessary. Seller has no Knowledge as of the date of this Agreement of any item that would require such schedule to be updated. If any item first reflected on such updated Schedule materially interferes with Purchaser’s ability to conduct its existing business, the Business or any expansion of the foregoing, Purchaser may designate such item as an Excluded Liability.
          (b) Seller has requested, and Purchaser agrees to accommodate Seller’s request, to update Schedule 4.1(k) prior to the close of business on June 7, 2004, and Seller shall furnish Purchaser with an updated Schedule 4.1(k) by such time or indicate in writing that no such update is necessary. Seller has no Knowledge as of the date of this Agreement of any item or items that would require such schedule to be updated. The parties agree that all prepaid amounts, deposits and similar amounts held by Seller shall be Transferred Assets.

          (c) Seller has requested, and Purchaser agrees to accommodate Seller’s request, to update Schedule 4.1(c) prior to the close of business on June 7, 2004, and Seller shall furnish Purchaser with an updated Schedule 4.1(c) by such time or indicate in writing that no such update is necessary. Notwithstanding the foregoing, Seller shall not be permitted to reference any consent from Target Corporation on any update to Schedule 4.1(c). Seller has no Knowledge as of the date of this Agreement of any item that would require such schedule to be updated.
ARTICLE VI
CONDITIONS
          SECTION 6.1. Conditions to Each Party’s Obligations to Effect the Purchase and Assumption. The respective obligations of Seller and Purchaser to effect the Purchase and Assumption are subject to the fulfillment or written waiver, at or prior to the Closing, of the following conditions:
          (a) Governmental and Regulatory Approvals. All approvals or authorizations of, filings and registrations with, and notifications to, all Governmental Authorities required to effect the transactions contemplated by this Agreement shall have been obtained or made and shall be in full force and effect and all waiting periods required by law (including under the HSR Act) shall have expired or been terminated;
          (b) No Injunction or Prohibition. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, by-law, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) that is in effect and prohibits or makes illegal consummation of the transactions contemplated by this Agreement;
          (c) Interim Servicing Agreement. Seller and Purchaser shall have entered into the Interim Servicing Agreement in form and substance reasonably acceptable to Seller and Purchaser; and
          (d) E*TRADE Bank Board Approval. The Board of Directors of E*TRADE Bank shall have approved this Agreement and the transactions contemplated hereby; provided, the failure of this condition to be satisfied shall not affect the obligations under Section 5.4(d).
          SECTION 6.2. Conditions to Obligations of Purchaser. The obligations of Purchaser to effect the Purchase and Assumption are subject to the fulfillment or written waiver, at or prior to the Closing, of the following additional conditions:
          (a) Performance of Obligations. Seller shall have performed and complied with in all material respects all its covenants and agreements set forth in this Agreement to the extent required at or prior to the Closing;
          (b) Representations. The representations of Seller set forth in this Agreement shall be true and correct in all material respects, taken as a whole, as of (i) the date of this Agreement and (ii) the Closing (except that representations that by their terms speak as of the date of this Agreement or some other date shall be true and correct only as of such date);

          (c) Certificate. Purchaser shall have received (i) a certificate signed on Seller’s behalf by an executive officer of Seller, dated the Closing Date, to the effect that the conditions set forth in Sections 6.2(a), and 6.2(b) have been satisfied and (ii) a certificate of Secretary of Seller certifying and attaching all requisite resolutions or actions of Seller’s board of directors and shareholders approving the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement;
          (d) No Material Adverse Change. No change having a Material Adverse Effect to the Business or the Transferred Assets shall have occurred; and
          (e) Consents. Purchaser shall have received a written consent from Chevron Stations, Inc. and CVS Pharmacy, Inc. consenting to the assignment of Chevron Agreement and the CVS Agreement, respectively, to Purchaser pursuant to the terms of this Agreement.
          SECTION 6.3. Conditions to Obligations of Seller. The obligations of Seller to effect the Purchase and Assumption are subject to the fulfillment or waiver in writing, at or prior to the Closing, of the following additional conditions:
          (a) Performance. Purchaser shall have performed and complied with in all material respects all its covenants and agreements set forth in this Agreement to the extent required at or prior to the Closing;
          (b) Representations. The representations of Purchaser set forth in this Agreement shall be true and correct in all material respects, taken as a whole, as of (i) the date of this Agreement and (ii) the Closing (except that any representations that by their terms speak as of the date of this Agreement or some other date shall be true and correct only as of such date); and
          (c) Certificate. Seller shall have received (i) a certificate signed on Purchaser’s behalf by an executive officer of Purchaser, dated the Closing Date, to the effect that the conditions set forth in Sections 6.3(a) and 6.3(b) have been satisfied and (ii) a certificate of Secretary of Purchaser certifying and attaching all requisite resolutions or actions of Purchaser’s board of directors and shareholders approving the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement.
ARTICLE VII
TERMINATION
          SECTION 7.1. Termination. This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time before the Closing only:
          (a) By the written consent of Purchaser and Seller;
          (b) By either Purchaser or Seller, if (i) any approval of a Governmental Authority, the lack of which would result in the failure to satisfy the condition set forth in Section 6.1(a), has been denied by the Governmental Authority, and (ii) in each case the applicable party has no opportunity to cure the fault giving rise to such denial, including through reapplication or appeal;
          (c) By either Purchaser or Seller, if (i) any permanent injunction or action by any Governmental Authority of competent jurisdiction prohibiting consummation of the transactions contemplated by this Agreement becomes final and nonappealable; (ii) any law or regulation makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited; or (iii) consummation of the transactions contemplated by this Agreement would violate any nonappealable final order, decree or judgment of any Governmental Authority having competent jurisdiction; or
          (d) By Seller if the transactions contemplated herein are not consummated on or before August 31, 2004 as a result of the conditions in Section 6.3(a) or (b) not being satisfied. In such event, Seller shall be entitled to receive as Seller’s sole and exclusive remedy and recourse, liquidated damages in an amount equal to $1,000,000.
          (e) By Purchaser if the transactions contemplated herein are not consummated on or before August 31, 2004 as a result of the conditions in Section 6.2(a) or (b) not being satisfied.
          (f) By Seller or Purchaser if the transactions contemplated herein are not consummated on or before August 31, 2004 as a result of the conditions in Section 6.1 not being satisfied.
          SECTION 7.2. Effect of Termination. Except as expressly provided above in Section 7.1, if this Agreement is terminated, no party hereto (or any of its Affiliates, directors, officers, representatives or agents) will have any liability or further obligation to the other party to this Agreement, except for (a) obligations set out in Sections 5.3(b) and (c) and 9.2, and (b) liabilities or obligations arising out of or related to any breach of this Agreement prior to such termination.
ARTICLE VIII
SURVIVAL; INDEMNIFICATION
          SECTION 8.1. No Merger; Survival. The representations, warranties, covenants and agreements of the parties shall not be extinguished by or merged into the Ancillary Agreements but rather shall survive the Closing; provided, no claim for breach of representation or warranty may be first asserted at any time after the date that is 18 months after the Closing Date, except that the representations and warranties contained in Section 4.1(p) shall survive until 30 days after the expiration of the applicable statute of limitations.
          SECTION 8.2. Indemnification by Seller. Subject to the remaining terms of this Article VIII, Seller shall indemnify, defend and hold harmless Purchaser and its Affiliates and their respective partners, members, directors, officers, shareholders, employees, successors, assigns and representatives (the “Purchaser Parties”) from and against any and all damage, loss, liability or expense (including reasonable expenses of investigation and reasonable attorneys’ fees and expenses in connection with any action, suit or proceeding) (“Losses”) incurred or suffered by any Purchaser Party that arises out of, results from or constitutes (a) any breach of representation or warranty made by Seller in this Agreement or any Ancillary Agreement, (b) the failure of Seller to perform any of its agreements or covenants set forth in this Agreement or in any Transaction Document or (c) any Excluded Liability. Notwithstanding anything herein to the contrary, Seller shall have no liability under Section 8.2(a) until the aggregate of all Losses suffered by the Purchaser Parties exceeds $1.5 million (the “Deductible Amount”) and then Seller shall be liable under Section 8.2(a) for only such Losses that exceed the Deductible Amount; provided, the Deductible Amount shall not apply to (and therefore Seller will be responsible for the first dollar of Losses suffered by any Purchaser Party) any claim arising from a breach of representation or warranty relating to (i) any knowing misrepresentation or (ii) any of the representations and warranties set forth in Sections 4.1(a), (b), (g), (i), (m), or (p) (the items referred to in clauses (i) and (ii) preceding are referred to as the “Excluded Items”). Notwithstanding anything herein to the contrary, Seller’s maximum aggregate liability under Section 8.2(a) shall not exceed $22.5 million; provided, the foregoing cap shall not apply to the Excluded Items. Nothing herein shall be deemed to limit Seller’s liability under Sections 8.2(b) or (c).
          SECTION 8.3. Indemnification by Purchaser and Cardtronics, Inc.. Subject to the remaining terms of this Article VIII, Purchaser and Cardtronics, Inc., jointly and severally, shall indemnify, defend and hold harmless Seller and its Affiliates and their respective partners, members, directors, officers, shareholders, employees, successors, assigns and representatives (the “Seller Parties”) from and against any and all Losses incurred or suffered by any Seller Party that arises out of, results from or constitutes (a) any breach of representation or warranty made by Purchaser in this Agreement or any Ancillary Agreement, (b) the failure of Purchaser to perform any of its agreements or covenants set forth in this Agreement or in any Ancillary Agreement or (c) any Assumed Liability; provided, Purchaser and Cardtronics, Inc. shall only be obligated to provide indemnification under this clause (c) following the Closing.
          SECTION 8.4. Notice, Settlements and Other Matters.
          (a) A party seeking indemnification pursuant to Section 8.2 or 8.3 (an “Indemnified Party”) must give prompt written notice to the party from whom such indemnification is sought (the “Indemnifying Party”) of the assertion of any claim, or the commencement of any action or proceeding, in respect of which indemnity may be sought hereunder; provided, that the failure to give such notice shall not relieve the Indemnifying Party from its obligations under this Article VIII except to the extent that the Indemnified Party’s ability to defend such claim, action or proceeding has been materially prejudiced thereby. In the event that any third party claim is made against the Indemnified Party and the Indemnified Party notifies the Indemnifying Party of the commencement thereof, the Indemnifying Party may elect at any time to negotiate a settlement or a compromise of such action or claim or to defend such action or claim, in each case at its sole cost and expense (subject to the limitations set forth in Section 8.2) and with its own counsel. If, within thirty (30) days of receipt from an Indemnified Party of the notice referred to above, the Indemnifying Party (i) advises the Indemnified Party in writing that it will not elect to defend, settle or otherwise compromise or pay such action or claim or (ii) fails to notify the Indemnified Party of its election to defend, settle or otherwise compromise such action or claim or if at any time the Indemnifying Party fails to diligently prosecute any claim or action it elects to defend, the Indemnified Party may (subject to the Indemnifying Party’s continuing right of election in the preceding sentence), at its option, defend, settle, compromise or pay such action or claim; provided, that any such settlement or compromise shall be permitted hereunder only with the written consent of the Indemnifying Party, which consent shall not be unreasonably withheld. Unless and until the Indemnifying Party makes an election in accordance with this Section to defend, settle, compromise or pay such action or claim or at any time the Indemnifying Party fails to diligently prosecute any claim or action it elects to defend, compromise or settle, all of the Indemnified Party’s reasonable costs arising out of the defense, settlement, compromise or payment thereof will be Losses subject to indemnification by the Indemnifying Party (subject to the provisions and limitations of Section 8.2). Each Indemnified Party shall make available to the Indemnifying Party all information reasonably available to such Indemnified Party relating to such action or claim. If the Indemnifying Party elects to defend any such action or claim, the Indemnified Party may participate in such defense with counsel of its choice at the Indemnified Party’s sole cost and expense.
          (b) The Indemnified Party will have the right to reject any settlement approved by the Indemnifying Party if the Indemnified Party concludes in its reasonable good faith judgment that it is not fully and unconditionally released from any liability resulting from that claim or is required to pay any costs, expenses or damages to any Person as a result of the claim that are not covered by the indemnity provided herein. In the event the Indemnified Party rejects any such settlement, the Indemnifying Party’s obligation shall remain outstanding without modification. The Indemnified Party will not have the right to settle any third party claim without the written consent of the Indemnifying Party if the Indemnifying Party is contesting such claim in good faith and has assumed the defense of such claim from the Indemnified Party or if the period for determining whether or not to assume the defense of such claim from the Indemnified Party has not expired.
          (c) Seller and Purchaser agree to treat all indemnity payments as adjustments to the amount of the total consideration paid for the Transferred Assets for all Tax purposes.
          (d) Notwithstanding anything to the contrary contained herein, the indemnification provided for herein shall not cover, and in no event shall any party hereto be liable for, any indirect damages or Losses, including lost profits or opportunities, or any consequential, incidental, exemplary or special damages, or punitive damages (except to the extent necessary to reimburse an Indemnified Party for judgments actually awarded to third parties in respect of such types of damages).
          (e) After the Closing, other than as provided in Section 5.3(d), this Article VIII will constitute Seller’s and Purchaser’s (and their respective Affiliates’) exclusive remedy for any of the matters addressed herein or other claim arising out of or relating to this Agreement, other than fraud.
          (f) The parties acknowledge that certain matters that form a valid basis for Purchaser asserting a breach of representation claim may also, because of the scope of the definition of “Assumed Liabilities,” constitute an Assumed Liability. For example, if Seller fails to disclose pending litigation as required by Section 4.1(k) and such litigation directly arises out of or relates to the Transferred Assets, Seller’s failure to disclose such matter would constitute a breach of its representation in Section 4.1(k), and, at the same time, such pending litigation would be an Assumed Liability. Notwithstanding such overlap, (i) Purchaser’s right to bring a breach of representation claim shall not be impaired so long as it is made on the terms set forth in Article VIII (and will take priority over any Assumed Liability claim by Seller for the same matter on which Purchaser’s breach of representation claim is asserted) and (ii) Seller shall continue to have the benefit of the applicable survival period, Deductible Amount, cap on liability and other rights granted thereto that relate to defending a breach of representation claim brought by Purchaser, in each case, to the extent such rights apply to the type of breach of representation claim asserted.
ARTICLE IX
MISCELLANEOUS
          SECTION 9.1. Notices. All notices and other communications by Purchaser or Seller hereunder will be in writing to the other party and will be deemed to have been duly given when delivered in person, when received via facsimile or overnight courier, or when posted by United States registered or certified mail, with postage prepaid, addressed as follows:

if to Seller to:

E*TRADE Access, Inc.
671 North Glebe Road
Arlington, Virginia 22203
Attention: President
Facsimile: (703) 236-7219

with a copy to:

E*TRADE Bank
671 North Glebe Road
Arlington, Virginia 22203
Attention: Steve Gutterman
Facsimile: (703) 236-7290

and

E*TRADE Bank
671 North Glebe Road
Arlington, Virginia 22203
Attention: Legal Department
Facsimile: (703) 236-7280

if to Purchaser to:

Cardtronics, LP
3110 Hayes Road, Suite 300
Houston, Texas 77082
Attention: Jack M. Antonini
Facsimile: 281-892-0081

with copies to:

Cardtronics, LP
3110 Hayes Road, Suite 300
Houston, Texas 77082
Attention: Michael E. Keller
Facsimile: 281-892-0102
          Notices and other communications may also be sent to such other address or addresses as Purchaser or Seller may from time to time designate by notice as provided herein, except that notices of change of address will be effective only upon receipt.
          SECTION 9.2. Expenses. Except as otherwise provided herein, all legal and any other third-party costs and expenses incurred in connection herewith and the transactions contemplated by this Agreement will be paid by the party incurring such expenses.
          SECTION 9.3. Successors and Assigns. This Agreement will be binding upon and will inure to the benefit of the parties and their respective successors and permitted assigns. This Agreement and the rights and obligations hereunder may not be assigned by any party to any Person without the prior written consent of the other party hereto, and any purported assignment without such consent shall be void.
          SECTION 9.4. Entire Agreement; Amendment; Waiver. This Agreement, including the annexes and schedules hereto and thereto, and the Ancillary Agreements, embody the entire agreement of the parties hereto with respect to the subject matter hereof and supersede all prior agreements with respect thereto. No representation, warranty, inducement, promise, understanding or condition not set forth in this Agreement (or the other documents referred to in the preceding sentence) has been made or relied on by any party in entering into this Agreement. This Agreement may be amended, and any provision hereof waived, but only in writing signed by the party against whom such amendment or waiver is sought to be enforced.
          SECTION 9.5. Counterparts. This Agreement may be executed in two or more counterparts any of which may be delivered by facsimile transmission and all of which will together constitute one and the same instrument.
          SECTION 9.6. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, and the obligations, rights and remedies of the parties hereunder shall be determined in accordance with such laws.
          SECTION 9.7. Waiver of Jury Trial. To the fullest extent permitted by law, each of the parties hereto irrevocably waives all right to trial by jury in any action, proceeding or counterclaim arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement.
          SECTION 9.8. Severability. In case any one or more of the provisions contained herein will be invalid, illegal or unenforceable in any respect under any law, the validity, legality and enforceability of the remaining provisions contained herein will not in any way be affected or impaired thereby.

          SECTION 9.9. Public Announcement. Unless otherwise permitted by this Agreement, Seller and Purchaser and their Affiliates shall consult with each other before issuing any press release or otherwise making any public statement or making any other public (or non-confidential) disclosure (whether or not in response to an inquiry) regarding the terms of this Agreement or any of the transactions contemplated hereby, and neither shall issue any such press release or make any such statement or disclosure without the prior approval of the other, except as may be required by applicable law or by obligations pursuant to any listing agreement with any national securities exchange or with the NASD, in which case the party proposing to issue such press release or make such public statement or disclosure shall use commercially reasonable efforts to consult with the other party before issuing such press release or making such public statement or disclosure.
          SECTION 9.10. Third-Party Beneficiaries. Except as expressly provided herein, nothing in this Agreement, will confer on any Person, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities; provided, that the provisions of Article VIII will inure to the benefit of the Indemnified Parties.
(Execution page to follow)

          IN WITNESS WHEREOF, this Purchase and Sale Agreement has been executed on behalf of each of the parties hereto as of the day and year first above written.

CARDTRONICS, LP
By	/s/ Jack Antonini
	Name:	Jack Antonini
	Title:	President and CEO

E*TRADE ACCESS, INC.
By	/s/ Arlen W. Gelbard
	Name:	Arlen W. Gelbard
	Title:	President

E*TRADE BANK
By	/s/ Arlen W. Gelbard
	Name:	Arlen W. Gelbard
	Title:	President

For purposes of Section 8.3 only: CARDTRONICS, INC.
By	/s/ Jack Antonini
	Name:	Jack Antonini
	Title:	President and CEO

SCHEDULE A
Transferred ATM Equipment

SCHEDULE B
Location of Transferred ATM Equipment

SCHEDULE C
Transferred Vendor Contracts

ANNEX A
[FORM OF] ASSIGNMENT, BILL OF SALE AND ASSUMPTION AGREEMENT
                     __, 2004
          Pursuant to that certain Purchase and Sale Agreement, dated as of                      ___, 2004, (the “Purchase and Sale Agreement”), between E*TRADE Access, Inc., an Oregon corporation (“Seller”), E*TRADE Bank and Cardtronics, LP (“Purchaser”), Seller hereby sells, conveys and assigns to Purchaser, free and clear of all Liens, the Transferred Assets, and Purchaser hereby accepts the foregoing assignment of the Transferred Assets upon the terms and subject to the conditions set forth in the Purchase and Sale Agreement.
          Purchaser hereby assumes, and agrees to pay, defend, discharge and perform all Assumed Liabilities upon the terms and subject to the conditions set forth in the Purchase and Sale Agreement.
          Capitalized terms used but not defined herein shall have the meanings set forth in the Purchase and Sale Agreement.
          This Assignment, Bill of Sale and Assumption Agreement shall be governed by and construed in accordance with the laws of the State of New York. This Assignment, Bill of Sale and Assumption Agreement may be executed in separate counterparts, both of which will together constitute one and the same instrument.
          IN WITNESS WHEREOF, the parties have duly executed and delivered this Assignment, Bill of Sale and Assumption Agreement as of the date first written above.

CARDTRONICS, LP

By:

Name:
Title:

E*TRADE ACCESS, INC.

By:

Name:
Title:

ANNEX B
[FORM OF] GUARANTY
     GUARANTY, dated                     ,2004, made by E*TRADE Bank, a federal savings bank (the “Guarantor”), in favor of Cardtronics, LP (“CTLP”).
RECITALS
     WHEREAS, Guarantor is the indirect parent of E*TRADE Access, Inc., a Oregon corporation (“Seller”);
     WHEREAS, Seller and CTLP have entered into a Purchase and Sale Agreement, dated as of                     , 2004 (the “Purchase and Sale Agreement”);
     WHEREAS, capitalized terms used and not defined herein shall have their respective meanings as defined in the Purchase and Sale Agreement;
     WHEREAS, pursuant to the Purchase and Sale Agreement, Seller has agreed, among other things, to indemnify CTLP against certain indemnifiable Losses as provided in Section 8.2 of the Purchase and Sale Agreement and subject to the terms and conditions thereof;
     WHEREAS, it is a condition to CTLP’s obligation to consummate the transactions contemplated by the Purchase and Sale Agreement (the “Transactions”), that Guarantor execute and deliver this Guaranty; and
     WHEREAS, on the terms and subject to the conditions contained herein, Guarantor desires to execute and deliver this Guaranty.
     NOW, THEREFORE, based upon the foregoing and in furtherance of its own business purposes, Guarantor hereby agrees as follows:
     SECTION 1. Guaranty. Guarantor hereby unconditionally guarantees to CTLP the payment and performance of any and all of the obligations of Seller under the Purchase and Sale Agreement (the “Guaranteed Obligations”). Guarantor and CTLP expressly acknowledge that in no event shall CTLP have any obligation to proceed against Seller before seeking payment or performance of any Guaranteed Obligations by Guarantor hereunder; provided, that the foregoing shall not be construed as a waiver by Guarantor of any defense to payment of any Guaranteed Obligation on the ground that such Guaranteed Obligation is not due and payable by Seller under the Purchase and Sale Agreement. Notwithstanding any provision of this Guaranty to the contrary, Guarantor shall be entitled to assert as a defense to any claim for payment or performance of the Guaranteed Obligations, that (i) such Guaranteed Obligations are not then due or required to be performed under the terms of the Purchase and Sale Agreement or (ii) such Guaranteed Obligations have previously been paid or performed in full. CTLP acknowledges and agrees that Guarantor has giving this Guaranty in consideration and exchange for CTLP performance of CTLP’s obligations under Sections 5.15 and 8.3 of the Purchase and Sale Agreement.

     SECTION 2. No Waivers. No failure or delay by CTLP in exercising any right, power or privilege hereunder or under the Purchase and Sale Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.
     SECTION 3. Amendments and Waivers. No amendment, modification, termination or waiver of any provision of this Guaranty, shall in any event be effective without the written consent of CTLP and Guarantor.
     SECTION 4. Governing Law. This Guaranty shall be construed in accordance with and governed by the laws of the State of New York.
     SECTION 5. Integration. This Guaranty represents the complete understanding and agreement, of the parties hereto, and supersedes all prior understandings and agreements relating to the subject matter hereof.
     SECTION 6. Waiver of Jury Trial. Each party hereby irrevocably waives any rights it may have to a trial by jury in respect of any litigation based upon, or arising out of, this Guaranty.
     SECTION 7. Severability. If any provision in or obligation under this Guaranty shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations, or of such provision or obligation in any other jurisdiction, shall not in any way be affected or impaired thereby.
     SECTION 8. Interpretation. Section headings in this Guaranty are included herein for convenience of reference only and shall not constitute a part of this Guaranty for any other purpose or be given any substantive effect.

          IN WITNESS WHEREOF, Guarantor has executed this Guaranty by its duly authorized officer as of the date first above written.

E*TRADE BANK

By:	/S/ ARLEN W. GELBARD

Name:	Arlen W. Gelbard
Title:	President

Address for Notice:

Acknowledged and Agreed:

CARDTRONICS, LP

By:	/S/ JACK ANTONINI

Name:	Jack Antonini
Title:	President and Chief Executive Officer